# NOMURA

## Notice of Convocation of the 121[st] Annual General Meeting of Shareholders

Nomura Holdings, Inc.

**To Our Shareholders**

I would like to express my sincerest gratitude for your continued support.

Over the past fiscal year, we witnessed a significant change in the world order prompted by geopolitical risks and the US presidential election. Amid this ongoing transition, market performance remained robust throughout 2024, driven by expectations towards the new US administration and a shift in monetary policy.

Since the start of 2025, particularly following the inauguration of the Trump administration, concerns over tariffs and US-China friction have intensified. This has made it more difficult for governments to implement policies and for companies to formulate management strategies, leading to an environment of persistent uncertainty.

In Japan, we are seeing positive changes marked by structural shifts in the economy such as rising prices and wages, monetary policy normalization and interest rate hikes by the Bank of Japan, and structural reforms to enhance the profitability of Japanese companies. In particular, the introduction of the new NISA scheme has led to significant progress in the shift from savings to asset building. While the impact of global political and economic changes on domestic markets is unavoidable, we believe that Japan's fundamentals are generally strong.

Against this backdrop, we continued to focus on expanding into private markets to complement our public businesses, providing customized services and solutions to individual clients. In May 2024, we set out our 2030 management vision of "Reaching for Sustainable Growth." We have made steady progress towards our specific targets of consistently achieving ROE of 8 to 10 percent or more and generating pretax income of over 500 billion yen.

For the full year, we reported Group net revenue of 1,892.5 billion yen, income before income taxes of 472 billion yen and net income of 340.7 billion yen, reflecting our ongoing efforts to grow stable revenues and diversify our Wholesale revenue streams, while controlling costs. Full-year ROE was in line with our target at 10 percent and net income reached a record high due to the successful implementation of our strategy.

Based on our dividend policy, we declared a year-end dividend of 34 yen per share, including a commemorative dividend of 10 yen per share, for shareholders of record as of March 31, 2025. Combined with the interim dividend, this translates to an annual dividend of 57 yen per share.

December 2025 will mark our 100th anniversary. Nomura started with just 84 employees and today we have grown into a global platform with over 27,000 people representing 90 nationalities and working in approximately 30 countries and regions around the world.

With the support of our shareholders and all stakeholders, Nomura has earned society's trust and has continued to grow while demonstrating our presence. Thank you all very much.

Our Purpose is "We aspire to create a better world by harnessing the power of financial markets". We will work together as a Group to increase our corporate value and put our Purpose into action to ensure that we continue to respond to the expectations and trust our stakeholders place in us.

We look forward to your continued support.

May 2025
**Kentaro Okuda**
Director, Representative Executive Officer,
President and Group CEO
Nomura Holdings, Inc.

(Securities Code: 8604)
May 30, 2025
(Start Date of Electronic Provision Measures May 23, 2025)

To: Shareholders of Nomura Holdings, Inc.

Kentaro Okuda
Director, Representative Executive Officer,
President and Group CEO
Nomura Holdings, Inc.
1-13-1 Nihonbashi, Chuo-ku, Tokyo,
JAPAN

## Notice of Convocation of the Annual General Meeting of Shareholders

Dear Shareholder,

I would like to take this opportunity to thank you, our shareholder, for your support of Nomura Holdings, Inc. (the "Company"). The 121st Annual General Meeting of Shareholders will be held as described below.

On the occasion of the convocation of this Annual General Meeting of Shareholders, measures for electronic provision have been taken regarding the information that is the content of the shareholders meeting reference documents (Electronic Provision Measures Matters), and as they have been posted on the Company's website as the "Notice of Convocation of the Annual General Meeting of Shareholders" and "Out of the Documents Describing the Electronic Provision Measures Matters, Matters not Described in the Documents for Delivery in Accordance With Document Delivery Requests Pursuant to Laws/Regulations and the Articles of Incorporation (Matters Omitted from Documents for Delivery)," please kindly confirm these by accessing the Company's website below.

| The Company's website | https://www.nomuraholdings.com/investor/shm/ |
| --- | --- |

As the Electronic Provision Measures Matters, other than on the website above, are also posted on the website of the Tokyo Stock Exchange, Inc. (TSE), please kindly confirm these by accessing the TSE's website below (Listed Company Search) and entering/searching "Nomura Holdings" for the Issue name (company name) or "8604" for the code, and by thereafter selecting "Basic information," "Documents for public inspection/PR information."

| The TSE's website | https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show |
| --- | --- |

### Details

**1. Date and Time:**      10:00 a.m. on Tuesday, June 24, 2025 (JST)

**2. Place:**      Grand Nikko Tokyo Daiba, "Palais Royal" (first basement)
2-6-1, Daiba, Minato-ku, Tokyo, JAPAN

**3. Agenda for the Meeting:**

    **Matters to be Reported:**

1. Report on the content of the business report and the consolidated financial statements and report on the results of the audits of the consolidated financial statements performed by the Accounting Auditor and the Audit Committee for the 121st fiscal year (covering the period from April 1, 2024 to March 31, 2025).

2. Report on the financial statements for the 121st fiscal year (covering the period from April 1, 2024 to March 31, 2025).


**Matter to be Resolved:**

| | |
|---|---|
| <Company Proposal> | Proposal 1: Appointment of Twelve Directors |
| <Shareholder Proposal> | Proposal 2: Partial Amendment to the Articles of Incorporation |

4. **Matters Regarding the Exercise of Voting Rights:**

   1) If there is a repeated exercise of voting rights via electronic or magnetic means (Internet, etc.) and in writing, the exercise of voting rights via electronic or magnetic means (Internet, etc.) will be considered valid.
   2) If voting rights are exercised more than once via electronic or magnetic means (Internet, etc.), the last exercise will be considered valid.
   3) In the returned voting form, if there is no indication of being for/against a proposal, this will be treated as there having been a manifestation of an intent to vote in favor of company proposal and against shareholder proposal.
   4) If voting rights are exercised through a proxy, only one proxy per shareholder will be permitted and such proxy must be a shareholder who holds voting rights at this General Meeting of Shareholders. Please also submit documentation evidencing the necessary power of attorney along with the proxy card.

End.


Out of the Electronic Provision Measures Matters, with regard to the following matters, pursuant to laws/regulations and the provisions of Article 25 of the Company's Articles of Incorporation, they are not stated in the document that will be delivered to shareholders from whom a request for document delivery has been received. Therefore, the document that will be delivered to shareholders from whom a request for document delivery has been received, on the occasion of the preparation of the Audit Report, were a part of the objects that the Audit Committee and Accounting Auditor audited.

1. "Stocks Acquisition Rights" and "The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure" in the Business Report; and

2. "The notes" to the consolidated financial statements

3. "The notes" to the financial statements.

In the event of any subsequent revisions to the reference materials for the general meeting of shareholders, the business report, the consolidated financial statements, or the financial statements, there will be a posting on the Company's and the TSE's website indicated above.

## Reference Materials for the General Meeting of Shareholders

**Proposal and Reference Matters**

**Company Proposal**

**Proposal 1: Appointment of Twelve Directors**

    As of the conclusion of this General Meeting, the term of office of all twelve directors will expire. Therefore, based on the decision of the Nomination Committee, the Company requests the appointment of twelve directors, including one new director nominee. Of the twelve nominees (three are female nominees), eight are outside director nominees, and the two director nominees who will concurrently serve as executive officers are Kentaro Okuda and Yutaka Nakajima.

    The nominees are as follows:

| No. | Name | Positions in the Company | Attendance Record at Board of Directors (Year ended March 2025) |
|---|---|---|---|
| 1 | **Koji Nagai** `Non-Executive Director` `Reappointment` | Chairman of the Board of Directors<br>Member of the Nomination Committee (*)<br>Member of the Compensation Committee (*) | 100%<br>(11/11 meetings) |
| 2 | **Kentaro Okuda** `Executive Officer` `Reappointment` | Representative Executive Officer and President Group CEO | 100%<br>(11/11 meetings) |
| 3 | **Yutaka Nakajima** `Executive Officer` `Reappointment` | Representative Executive Officer and Deputy President | 100%<br>(11/11 meetings) |
| 4 | **Shoji Ogawa** `Non-Executive Director` `Reappointment` | Member of the Audit Committee (Full-Time)<br>Member of the Board Risk Committee | 100%<br>(11/11 meetings) |
| 5 | **Victor Chu** `Outside Director, Independent Director` `Reappointment` | Member of the Audit Committee | 100%<br>(11/11 meetings) |
| 6 | **J. Christopher Giancarlo** `Outside Director, Independent Director` `Reappointment` | Member of the Board Risk Committee | 100%<br>(11/11 meetings) |
| 7 | **Patricia Mosser** `Outside Director, Independent Director` `Reappointment` | Member of the Board Risk Committee (slated to be Chairperson) | 100%<br>(11/11 meetings) |
| 8 | **Takahisa Takahara** `Outside Director, Independent Director` `Reappointment` | Member of the Nomination Committee<br>Member of the Compensation Committee | 100%<br>(11/11 meetings) |
| 9 | **Miyuki Ishiguro** `Outside Director, Independent Director` `Reappointment` | Member of the Nomination Committee (to be appointed)<br>Member of the Compensation Committee (to be appointed)<br>Member of the Board Risk Committee | 100%<br>(11/11 meetings) |
| 10 | **Masahiro Ishizuka** `Outside Director, Independent Director` `Reappointment` | Chairman of the Audit Committee | 100%<br>(11/11 meetings) |
| 11 | **Taku Oshima** `Outside Director, Independent Director` `Reappointment` | Chairman of the Nomination Committee<br>Chairman of the Compensation Committee | 100%<br>(9/9 meetings)<br>*attended all meetings of the Board of Directors that were held after his assumption of the office of director. |
| 12 | **Nellie Liang** `Outside Director, Independent Director` `New Appointment` | Member of the Board Risk Committee (to be appointed) | (New Appointment) |

    (*) Mr. Nagai will retire from a member of the Nomination Committee and a member of the Compensation Committee as of the conclusion of this General Meeting.











**Nomination Committee** | **Audit Committee** | **Compensation Committee** | **Board Risk Committee**

Chairman
6
Year ended March 2025
Chairman
Full-Time
14
Year ended March 2025
Chairman
6
Year ended March 2025
Chairperson
5
Year ended March 2025
:Outside Director
:Inside Director (Non-Executive Director)

*(Number and composition in the above figure is as of the end of March 2025)

| Name | Skill | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Management | Global | Financial Industry | Accounting/ Financial | Legal Systems/ Regulations | Internal Control (including Risk Management) | Digital/IT/ DX | Sustainability |
| Koji Nagai | ✓ | ✓ | ✓ | | | | | ✓ |
| Kentaro Okuda | ✓ | ✓ | ✓ | | | | | ✓ |
| Yutaka Nakajima | ✓ | ✓ | ✓ | | | ✓ | | |
| Shoji Ogawa | | ✓ | ✓ | | | ✓ | | |
| Victor Chu | ✓ | ✓ | ✓ | | ✓ | ✓ | | ✓ |
| J. Christopher Giancarlo | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ | |
| Patricia Mosser | | ✓ | ✓ | | ✓ | ✓ | ✓ | |
| Takahisa Takahara | ✓ | ✓ | | | | | | ✓ |
| Miyuki Ishiguro | | | | | ✓ | ✓ | | |
| Masahiro Ishizuka | | | | ✓ | | ✓ | | |
| Taku Oshima | ✓ | ✓ | | | | | | ✓ |
| Nellie Liang | | ✓ | ✓ | | ✓ | ✓ | | ✓ |

| | |
|---|---|
| **1.  Koji Nagai** | (Jan. 25, 1959) |

| | |
|---|---|
| <br><br>Chairman of the Board of Directors<br><br>Member of the Nomination Committee (*)<br><br>Member of the Compensation Committee (*)<br><br>Non-Executive Director<br>Reappointment<br><br>Attendance at Meetings of the Board of Directors:<br>11/11<br><br>Attendance at Meetings of the Nomination Committee:<br>6/6<br><br>Attendance at Meetings of the Compensation Committee:<br>6/6<br><br>Number of shares held:<br>512,942 shares of common stock | Apr. 1981   Joined the Company<br>Apr. 2003   Director of Nomura Securities Co., Ltd.<br>Jun. 2003   Senior Managing Director of Nomura Securities Co., Ltd.<br>Apr. 2007   Executive Managing Director of Nomura Securities Co., Ltd.<br>Oct. 2008   Senior Corporate Managing Director of Nomura Securities Co., Ltd.<br>Apr. 2009   Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.<br>Apr. 2011   Co-COO and Deputy President of Nomura Securities Co., Ltd.<br>Apr. 2012   Senior Managing Director of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)<br>Aug. 2012   Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)<br>Jun. 2013   Director, Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)<br>Apr. 2017   Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)<br>Apr. 2020   Chairman of the Board of Directors of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.) (Current) |
| | **(Significant concurrent positions)**<br>Director and Chairman of Nomura Securities Co., Ltd. |
| | **(Reasons for designation as a director nominee and expected role)**<br>Mr. Nagai has held positions including Director, Representative Executive Officer & Group CEO of the Company and Director and President of Nomura Securities Co., Ltd., and has served as Director and Chairman of the Company since April 2020.<br>The Company has designated Mr. Nagai as a director nominee with the expectation that, by having Mr. Nagai, who is well-versed in the business of the Nomura Group, serve as the chair of meetings of the Board of Directors as Chairman of the Board of Directors, the quality of discussions at meetings of the Board of Directors will be enhanced, and meetings of the Board of Directors will be operated effectively and efficiently.<br><br>Mr. Nagai does not concurrently serve as an executive officer and is a non-executive director.<br><br>(*) Mr. Nagai will retire from a member of the Nomination Committee and a member of the Compensation Committee as of the conclusion of this Annual General Meeting of Shareholders. |

| **2.** | **Kentaro Okuda** | (Nov. 7, 1963) |



Representative Executive
Officer and President

Group CEO

Executive Officer
Reappointment

Attendance at Meetings of
the Board of Directors:
11/11

Number of shares held:
439,490 shares of common
stock

| | |
|---|---|
| Apr. 1987 | Joined the Company |
| Apr. 2010 | Senior Managing Director of Nomura Securities Co., Ltd. |
| Apr. 2012 | Senior Corporate Managing Director of Nomura Securities Co., Ltd. |
| Aug. 2012 | Senior Corporate Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.) |
| Apr. 2013 | Senior Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.) |
| Apr. 2015 | Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.) |
| Apr. 2016 | Senior Managing Director of the Company (concurrently Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.) |
| Apr. 2017 | Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.) |
| Apr. 2018 | Executive Managing Director and Group Co-COO of the Company (concurrently Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd.) |
| Apr. 2019 | Executive Managing Director and Deputy President, Group Co-COO of the Company |
| Apr. 2020 | Representative Executive Officer and President, Group CEO of the Company (concurrently Representative Director of Nomura Securities Co., Ltd.) |
| Jun. 2020 | Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Representative Director of Nomura Securities Co., Ltd.) |
| Jun. 2021 | Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Representative Director and President of Nomura Securities Co., Ltd.) (Current) |

(Significant concurrent positions)

Representative Director and President of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee and expected role)

Mr. Okuda has held positions including Executive Managing Director and Deputy President, Group Co-COO of the Company and Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd., and currently serves as Director, Representative Executive Officer, President & Group CEO of the Company and Representative Director and President of Nomura Securities Co., Ltd.

The majority of the Board of Directors of the Company, including Outside Directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, understanding the business execution status and the status of the Company will become straightforward for the Board of Directors, and its management oversight function can be exercised more effectively.

| 3. | **Yutaka Nakajima** | (Aug. 2, 1965) |

| | |
|---|---|
|  **Representative Executive Officer and Deputy President** <br> Executive Officer <br> Reappointment <br> Attendance at Meetings of the Board of Directors: 11/11 <br> Number of shares held: 672,392 shares of common stock | Apr. 1988   Joined the Company <br> Apr. 2011   Senior Managing Director of Nomura Securities Co., Ltd. <br> May 2015   Senior Managing Director of the Company <br> Apr. 2016   Senior Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.) <br> Apr. 2017   Senior Managing Director of the Company (concurrently Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.) <br> Apr. 2018   Senior Managing Director of the Company (concurrently Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.) <br> Apr. 2019   Senior Managing Director of the Company (concurrently Director and Executive Vice President of Nomura Securities Co., Ltd.) <br> Apr. 2021   Senior Managing Director of the Company (concurrently Representative Director and Deputy President of Nomura Securities Co., Ltd.) <br> Apr. 2023   Representative Executive Officer and Deputy President of the Company (concurrently Representative Director and Deputy President of Nomura Securities Co., Ltd.) <br> Jun. 2023   Director, Representative Executive Officer and Deputy President of the Company (concurrently Representative Director and Deputy President of Nomura Securities Co., Ltd.) (Current) |

(Significant concurrent positions)

Representative Director and Deputy President of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee and expected role)

Mr. Nakajima has held positions including Head of Global Markets, Senior Managing Director of the Company and Representative Director and Deputy President of Nomura Securities Co., Ltd., and currently serves as Director, Representative Executive Officer and Deputy President of the Company.

The majority of the Board of Directors of the Company, including Outside Directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, understanding the business execution status and the status of the Company will become straightforward for the Board of Directors, and its management oversight function can be exercised more effectively.

| | |
|---|---|
| **4.** **Shoji Ogawa** | (Aug. 9, 1964) |



Member of the Audit
Committee (Full-Time)

Member of the Board Risk
Committee

Non-Executive Director
Reappointment

Attendance at Meetings of
the Board of Directors:
11/11

Attendance at Meetings of
the Audit Committee:
14/14

Attendance at Meetings of
the Board Risk Committee:
5/5

Number of shares held:
54,740 shares of common
stock

| | |
|---|---|
| Apr. 1987 | Joined the Company |
| Apr. 2007 | Head of Investment Banking Strategic Planning Dept. of Nomura Securities Co., Ltd. |
| Oct. 2008 | Head of Capital Markets Dept. and Capital Solutions Dept. of Nomura Securities Co., Ltd. |
| Jul. 2009 | Head of Capital Markets Dept. of Nomura Securities Co., Ltd. |
| Apr. 2012 | Head of Investment Banking Strategic Planning Dept. of Nomura Securities Co., Ltd. |
| Jul. 2013 | Head of Office of Audit Committee of the Company (concurrently Head of Office of Audit Committee of Nomura Securities Co., Ltd.) |
| Aug. 2016 | Head of Office of Non-Executive Directors and Audit Committee of the Company (concurrently Head of Office of Non-Executive Directors and Audit Committee of Nomura Securities Co., Ltd.) |
| Apr. 2017 | Senior Managing Director and Group Internal Audit of the Company (concurrently Senior Managing Director and Internal Audit of Nomura Securities Co., Ltd.) |
| Apr. 2021 | Advisor of the Company |
| Jun. 2021 | Director of the Company (Current) |

(Significant concurrent positions)

Non-Executive Director of Nomura Holding America Inc.
Non-Executive Director of Instinet Incorporated

(Reasons for designation as a director nominee and expected role)

Mr. Ogawa has held positions including Head of Office of Audit Committee, Head of Office of Non-Executive Directors and Audit Committee and Senior Managing Director and Group Internal Audit of the Company, and he has extensive experience and knowledge in the governance, internal control and internal audit field of the Nomura Group.

If his reappointment is approved, he is slated to continue serving as a full-time member of the Audit Committee and a member of the Board Risk Committee after this Annual General Meeting of Shareholders. The Company has designated Mr. Ogawa as a director nominee with the expectation that, by adding Mr. Ogawa, who is well-versed in the business of the Nomura Group, to the Audit Committee, the effectiveness of audits by the Audit Committee will be enhanced.

Mr. Ogawa does not concurrently serve as an executive officer and is a non-executive director.

**Outside Director Nominees (Nominee Numbers 5 to 12)**

All eight Outside Director nominees satisfy the Independence Criteria established by the Company. Further, the Company has designated all Outside Director nominees as Independent Directors (an outside director who does not have any risk of having conflicts of interest with general shareholders in accordance with the rules of the Tokyo Stock Exchange, Inc.).

---

(Reference) "Independence Criteria" for Outside Directors of Nomura Holdings, Inc.

Outside Directors of Nomura Holdings, Inc. (the "Company") shall satisfy the requirements set forth below to maintain their independence from the Nomura Group (*1).

1. The person, currently, or within the last three years, in principle, shall not correspond to a person listed below.
(1) Person Related to the Company
   A person satisfying any of the following requirements shall be considered a Person Related to the Company:
   A) Executive (*2) of another company where any Executive of the Company serves as a director or officer of that company;
   B) Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or
   C) Partner of the Company's Accounting Auditor or employee of such firm who works on the Company's audit.
(2) A person who is a Major Lender (*3) of the Nomura Group or an executive of a Major Lender of the Nomura Group, or a person who is a person for whom the Nomura Group is a Major Lender or an executive of an organization for whom the Nomura Group is a Major Lender.
(3) A person who is a Major Business Partner (*4) of the Nomura Group or an executive (including a partner of a professional services firm, etc.) of a Major Business Partner of the Nomura Group, or a person who is a person for whom the Nomura Group is a Major Business Partner or an executive (including a partner of a professional services firm, etc.) of an organization for whom the Nomura Group is a Major Business Partner.
(4) A person receiving compensation from the Nomura Group of more than 10 million yen (an amount equivalent to US $120,000 in the case of foreign currency) per year, excluding director/officer compensation.
(5) An executive of an institution receiving more than a Certain Amount of Donation (*5) from the Company.

2. The person's spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):
(1) Executive of the Nomura Group; or
(2) A person identified in any of subsections (1) ~ (5) in Section 1 above. (*6)

(Notes)
*1: Nomura Group shall mean the Company and the Company's subsidiaries listed as significant subsidiaries in the Business Report of the Company.
*2: Executive shall mean Executive Directors (*gyoumu shikkou torishimariyaku*), Executive Officers (*shikkouyaku*) and important employees (*jyuuyou na shiyounin*), including Senior Managing Directors (*shikkouyakuin*), etc.
*3: Major Lender shall mean a lender from which the borrower has borrowed an amount equal to or greater than 2% (excluding borrowings that are not material in terms of fungibility, repayment potential, etc.) of the consolidated total assets of the borrower.
*4: Major Business Partner shall mean a business partner whose transactions with the other party exceed 2% (excluding transactions that are not material, such as those conducted under general conditions) of such business partner's consolidated gross revenues in the last completed fiscal year.
*5: Certain Amount of Donation shall mean a donation that exceeds 10 million yen (an amount equivalent to US $120,000 in the case of foreign currency) per year or 2% of the donee institution's gross revenues or ordinary income, whichever is larger.
*6: The matters listed in 1. (1) C) shall not apply if the person is not a member of the Audit Committee, and the Company's accounting auditor has determined that such relationship does not affect their independence as the Company's accounting auditor.

End.

---

## 5. Victor Chu (Jun. 20, 1957)



Member of the Audit Committee

Outside Director, Independent Director Reappointment

Number of years in office: 4 years

Attendance at Meetings of the Board of Directors: 11/11

Attendance at Meetings of the Audit Committee: 12/14

Number of shares held: 0 shares of common stock

| | |
|---|---|
| Dec. 1982 | Solicitor of the Supreme Court, Hong Kong |
| Jan. 1988 | Chairman and Chief Executive Officer of First Eastern Investment Group (Current) |
| Oct. 1988 | Director and Council Member of the Hong Kong Stock Exchange |
| Jun. 1992 | Advisory Committee Member of the Securities and Futures Commission, Hong Kong |
| Aug. 2003 | Foundation Board Member of the World Economic Forum |
| Apr. 2018 | Independent Director of Airbus SE (Current) |
| Jun. 2021 | Outside Director of the Company (Current) |

(Significant concurrent positions)

Chairman and Chief Executive Officer of First Eastern Investment Group
Chair of Council, University College London
Co-Chair, International Business Council of the World Economic Forum
Independent Director of Airbus SE

(Reasons for designation as an outside director nominee and expected role)

Mr. Chu established First Eastern Investment Group, an international investment company, and apart from serving as its Chairman and CEO for many years, has held key positions in Hong Kong financial circles, such as key positions at the Hong Kong Stock Exchange and the Securities and Futures Commission, Hong Kong. He has extensive experience with respect to corporate management and the finance industry, and also has a high degree of expertise with regard to law, regulation, and corporate governance, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Audit Committee after this Annual General Meeting of Shareholders.

## 6.  J. Christopher Giancarlo  (May 12, 1959)



Member of the Board Risk Committee

Outside Director, Independent Director Reappointment

Number of years in office:
4 years

Attendance at Meetings of the Board of Directors:
11/11

Attendance at the Board Risk Committee:
5/5

Number of shares held:
0 shares of common stock

| | |
|---|---|
| Sep. 1984 | Associate Attorney of Mudge Rose Guthrie Alexander & Ferdon |
| Oct. 1985 | Associate Attorney of Curtis, Mallet-Prevost, Colt & Mosle |
| Jan. 1992 | Attorney, Founding Partner of Giancarlo & Gleiberman |
| Sep. 1997 | Attorney, (Equity) Partner of Thelen Reid Brown Raysman & Steiner |
| Apr. 2000 | Vice President and Legal Counsel of Fenics Software |
| Apr. 2001 | Executive Vice President of GFI Group Inc. |
| Jun. 2014 | Commissioner of the U.S. Commodity Futures Trading Commission |
| Jan. 2017 | Chairman of the U.S. Commodity Futures Trading Commission |
| Oct. 2019 | Independent Director of the American Financial Exchange |
| Jan. 2020 | Senior Counsel of Willkie Farr & Gallagher LLP (Current) |
| Jun. 2021 | Outside Director of the Company (Current) |

**(Significant concurrent positions)**

Senior Counsel of Willkie Farr & Gallagher LLP
Chair of the Board of Directors of Digital Dollar Project
Independent Director of Digital Asset Holdings, LLC
Independent Director of Paxos Trust Company LLC
Independent Director of Nomura Securities International, Inc.
Independent Director of Nomura Global Financial Products Inc.

**(Reasons for designation as an outside director nominee and expected role)**

Mr. Giancarlo, including the holding in the past of positions such as Executive Vice President of GFI Group Inc., a U.S. securities brokerage company, and Chairman of the U.S. Commodity Futures Trading Commission, is well-versed in finance-related legal systems/regulations and advanced technologies such as blockchain, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Board Risk Committee after this Annual General Meeting of Shareholders.

| 7. | **Patricia Mosser** | (Feb. 14, 1956) |



Member of the Board Risk
Committee
(slated to be Chairperson)

Outside Director,
Independent Director
Reappointment

Number of years in office:
4 years

Attendance at Meetings of
the Board of Directors:
11/11

Attendance at the Board
Risk Committee:
5/5

Number of shares held:
(100 ADRs (*))

| | |
|---|---|
| Jul. 1986 | Assistant Professor, Economics Department, Columbia University |
| Jan. 1991 | Economist and Vice President of the Federal Reserve Bank of New York (FRBNY) |
| Nov. 2006 | Senior Vice President, FRBNY, Member of the FX Forum, Executive Meeting of East Asia and Pacific (EMEAP) Central Banks, Bank for International Settlements |
| Jan. 2007 | Board Member of the American Economic Association's Committee on the Status of Women in the Economics Profession |
| Jun. 2007 | Member of the Markets Committee, Bank for International Settlements |
| Jan. 2009 | Acting Systemic Open Market Account Manager for the Federal Open Market Committee (FOMC) |
| Oct. 2013 | Deputy Director of the Office of Financial Research (OFR), U.S. Department of the Treasury |
| Oct. 2013 | Member of the Deputies Committee of the Financial Stability Oversight Council (FSOC) |
| Jun. 2015 | Senior Research Scholar and Director of Central Banking and Financial Policy at Columbia University's School of International and Public Affairs (Current) |
| Jun. 2021 | Outside Director of the Company (Current) |

**(Significant concurrent positions)**

Senior Research Scholar

Director of Central Banking and Financial Policy

*All positions at Columbia University, School of International and Public Affairs
Independent Director of Nomura Holding America Inc.

**(Reasons for designation as an outside director nominee and expected role)**

Ms. Mosser, apart from her current holding of positions such Senior Research Scholar and Director of Central Banking at Columbia's School of International and Public Affairs, including the holding in the past of positions such as Deputy Director of the Office of Financial Research at the U.S. Department of the Treasury and Senior Vice President of the FRBNY, has many years of experience as an economist and central banker, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If her reappointment is approved, she is slated to continue serving as a member of the Board Risk Committee after this Annual General Meeting of Shareholders, and is also slated to assume the office of Chairperson of the Board Risk Committee from this year.

(*) American Depositary Receipts

| | |
|---|---|
| **8.** **Takahisa Takahara** | (Jul. 12, 1961) |



Member of the
Nomination Committee

Member of the
Compensation Committee

Outside Director,
Independent Director
Reappointment

Number of years in office:
4 years

Attendance at Meetings of
the Board of Directors:
11/11

Attendance at Meetings of
the Nomination Committee:
6/6

Attendance at Meetings of
the Compensation
Committee:
6/6

Number of shares held:
881 shares of common stock

| | |
|---|---|
| Apr. 1986 | Joined The Sanwa Bank, Ltd. (currently MUFG Bank, Ltd.) |
| Apr. 1991 | Joined Unicharm Corporation |
| Jun. 1995 | Director of Unicharm Corporation |
| Apr. 1996 | Director, General Manager of Procurement Division and Deputy General Manager of International Division of Unicharm Corporation |
| Jun. 1997 | Senior Director of Unicharm Corporation |
| Apr. 1998 | Senior Director, General Manager of Feminine Hygiene Business Division of Unicharm Corporation |
| Oct. 2000 | Senior Director, Responsible for Management Strategy of Unicharm Corporation |
| Jun. 2001 | Representative Director, President of Unicharm Corporation |
| Jun. 2004 | Representative Director, President & CEO of Unicharm Corporation (Current) |
| Jun. 2021 | Outside Director of the Company (Current) |

(Significant concurrent positions)

Representative Director, President & CEO of Unicharm Corporation
Outside Director of Sumitomo Corporation

(Reasons for designation as an outside director nominee and expected role)

Mr. Takahara, including his current holding of the position of Representative Director, President & CEO of Unicharm Corporation, has extensive experience with respect to corporate management, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply such extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders.

## 9. Miyuki Ishiguro      (Oct. 26, 1964)



**Member of the Nomination Committee (to be appointed)**

**Member of the Compensation Committee (to be appointed)**

**Member of the Board Risk Committee**

Outside Director,
Independent Director
Reappointment

Number of years in office:
2 years

Attendance at Meetings of the Board of Directors:
11/11

Attendance at Meetings of the Board Risk Committee:
5/5

Number of shares held:
0 shares of common stock

| | |
|---|---|
| Apr. 1991 | Registered as an Attorney-at-Law and Joined Tsunematsu Yanase & Sekine (currently Nagashima Ohno & Tsunematsu) |
| Jan. 1999 | Partner of Tsunematsu Yanase & Sekine |
| Jan. 2000 | Partner of Nagashima Ohno & Tsunematsu (Current) |
| Oct. 2004 | Visiting Professor, Columbia Law School |
| May 2015 | Secretary General of the Inter-Pacific Bar Association (IPBA) |
| Feb. 2016 | Council Member of the Radio Regulatory Council (Ministry of Internal Affairs and Communications) |
| Apr. 2016 | Council Member of the Management Council of Hitotsubashi University |
| Apr. 2018 | Vice President of the Tokyo Bar Association |
| Jun. 2023 | Outside Director of the Company (Current) |
| Apr. 2024 | President of the Inter-Pacific Bar Association (IPBA) |

**(Significant concurrent positions)**

Partner of Nagashima Ohno & Tsunematsu
Outside Director of Lasertec Corporation

**(Reasons for designation as an outside director nominee and expected role)**

Ms. Ishiguro, including her current holding of positions such as Partner of Nagashima Ohno & Tsunematsu and the holding in the past of positions such as President of the Inter-Pacific Bar Association (IPBA), which is an international association of business and commercial lawyers, etc., and from her many years of experience as an attorney, she is well-versed in legal systems/regulations in areas such as finance and capital markets, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If her reappointment is approved, she is slated to continue serving as a member of the Board Risk Committee after this Annual General Meeting of Shareholders, and is slated to serve as a member of the Nomination Committee and a member of the Compensation Committee from this year.

**(Supplementary note regarding independence)**

Although she serves as a partner of Nagashima Ohno & Tsunematsu, the amount of transactions between Nagashima Ohno & Tsunematsu and the Company in fiscal 2024 was less than 1% of Nagashima Ohno & Tsunematsu 's sales. Also, there are no general retainer agreements between Ms. Ishiguro and Nagashima Ohno & Tsunematsu and the Company.

## 10. Masahiro Ishizuka   |   (Apr. 21, 1960)  |



Chairman of the Audit Committee

Outside Director, Independent Director
Reappointment

Number of years in office:
2 years

Attendance at Meetings of the Board of Directors:
11/11

Attendance at Meetings of the Audit Committee:
14/14

Number of shares held:
6,600 shares of common stock

| | |
|---|---|
| Oct. 1984 | Joined Deloitte Haskins and Sells International (*1) |
| Apr. 1988 | Registered as a Certified Public Accountant |
| Jun. 1997 | Partner of Tohmatsu & Co. (*1) |
| Jan. 1998 | Deloitte & Touche LLP based in New York |
| Oct. 2004 | Head of Audit and Technology Dept. of Business Administrative Division, of Tohmatsu & Co. (*1) |
| Aug. 2010 | Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants |
| Oct. 2010 | Head of Office of Manual, of Quality Administrative Division, of Deloitte Touche Tohmatsu LLC |
| Nov. 2015 | The Board Member of Deloitte Tohmatsu LLC |
| Jun. 2017 | Executive Officer, General Manager of the Reputation Quality Risk Management Division of Deloitte Tohmatsu LLC and Deloitte Touche Tohmatsu LLC |
| Jun. 2022 | Ethics Officer of Deloitte Tohmatsu Group |
| Jun. 2023 | Outside Director of the Company (Current) |

### (Significant concurrent positions)

Director of Nomura Securities Co., Ltd. (*2)

### (Reasons for designation as an outside director nominee and expected role)

Mr. Ishizuka has held positions such as Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants and Executive Officer, General Manager of the Reputation Quality Risk Management Headquarters of Deloitte Tohmatsu LLC and Deloitte Touche Tohmatsu LLC. In addition, he is well-versed in international accounting systems from his many years of experience as a Certified Public Accountant, and has a high degree of expertise with regard to international accounting systems corresponding to a Sarbanes-Oxley Act of 2002 financial expert, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Audit Committee (Chairman) after this Annual General Meeting of Shareholders.

### (Supplementary note regarding independence)

He served as a partner of Deloitte Touche Tohmatsu LLC until the end of May 2023. The amount of transactions between Deloitte Tohmatsu Group including Deloitte Touche Tohmatsu LLC and the Company in fiscal 2024 was less than 1% of the group's sales.

(*1) Each of the corporations is currently Deloitte Touche Tohmatsu LLC

(*2) Mr. Ishizuka, at Nomura Securities Co., Ltd., is a non-executive director and serves as a member of the Audit and Supervisory Committee (Chairman). Since he is an outside director of the Company, in accordance with Article 2, Item 15 (c) of the Companies Act, he is not an outside director of Nomura Securities Co., Ltd. and is instead a director.

## 11. Taku Oshima (Jul. 14, 1956)



**Chairman of the Nomination Committee**

**Chairman of the Compensation Committee**

Outside Director, Independent Director Reappointment

Number of years in office:
1 year

Attendance at Meetings of the Board of Directors:
9/9
(Number of meetings held after assumption of office.)

Attendance at Meetings of the Nomination Committee:
5/5
(Number of meetings held after assumption of office.)

Attendance at Meetings of the Compensation Committee:
5/5
(Number of meetings held after assumption of office.)

Number of shares held:
0 shares of common stock

| | |
|---|---|
| Mar. 1980 | Joined NGK INSULATORS, LTD. |
| Jun. 2007 | Corporate Officer of NGK INSULATORS, LTD. |
| Jun. 2011 | Corporate Executive Officer of NGK INSULATORS, LTD. |
| Jun. 2014 | President and Representative Director of NGK INSULATORS, LTD. |
| Apr. 2021 | Chairman and Representative Director of NGK INSULATORS, LTD. (Current) |
| Jun. 2024 | Outside Director of the Company (Current) |

**(Significant concurrent positions)**

Chairman and Representative Director of NGK INSULATORS, LTD. (*)
Outside Director of Central Japan Railway Company
Outside Director of Toho Gas Co., Ltd.

**(Reasons for designation as an outside director nominee and expected role)**

Mr. Oshima has held positions including President and Representative Director of NGK INSULATORS, LTD., and has extensive experience with respect to corporate management, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Nomination Committee (Chairman) and a member of the Compensation Committee (Chairman) after this Annual General Meeting of Shareholders.

(*) Mr. Oshima holds the authority to execute business operations under the Companies Act as Chairman and Representative Director of NGK INSULATORS, LTD. However, according to the company's website (About NGK > Corporate Governance > State of Each Organization), it states that "The chair of the Board of Directors is a non-executive director." Additionally, he is not a member of the company's Executive Committee (the body that deliberates necessary matters to assist the president in making decisions.).

| | |
|---|---|
| **12.** | **Nellie Liang** (Oct. 23, 1957) |



Member of the Board
Risk Committee
(to be appointed)

Outside Director,
Independent Director
New Appointment

Number of shares held:
0 shares of common stock

| | |
|---|---|
| Jan. 2006 | Associate Director, Division of Research and Statistics, U.S. Federal Reserve Board (FRB) |
| Nov. 2010 | Director, Division of Financial Stability, FRB |
| May 2016 | Member, Panel of Economic Advisors, U.S. Congressional Budget Office |
| Mar. 2017 | Senior Fellow, Economic Studies, Brookings Institution |
| Apr. 2017 | Visiting Scholar, Monetary and Capital Markets Department, International Monetary Fund (IMF) |
| Aug. 2018 | Lecturer, Yale University School of Management |
| Jul. 2021 | Under Secretary for Domestic Finance, U.S. Department of the Treasury |
| Mar. 2023 | Chair, Standing Committee on Assessment of Vulnerabilities (SCAV), Financial Stability Board (FSB) |
| Mar. 2025 | Senior Fellow, Economic Studies, Brookings Institution (Current) |

(Significant concurrent positions)

Senior Fellow, Economic Studies, Brookings Institution

(Reasons for designation as an outside director nominee and expected role)

Ms. Liang, including the holding in the past of positions such as Under Secretary for Domestic Finance at the U.S. Department of the Treasury, Director of Division of Financial Stability of U.S. Federal Reserve Board (FRB), and Visiting Scholar of Monetary and Capital Markets at the International Monetary Fund (IMF), and has knowledge regarding finance-related regulations and many years of experience as an economist, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If her appointment is approved, she is slated to serve as a member of the Board Risk Committee after this Annual General Meeting of Shareholders.

(Notes)
1. The Company has put in place three committees (the nomination, audit, and compensation committees) and adopted a corporate governance structure that separates management's oversight functions from business execution functions (Company with Three Board Committees). As the execution of the business of the Company, which is a Company with Three Board Committees, is performed by executive officers, directors who do not concurrently serve as executive officers (non-executive directors) do not perform such a function and perform mainly an oversight function.
2. There are no special interests between the Company and each of the twelve nominees.
3. The Company has entered into agreements to limit liability for damages set forth in Paragraph 1, Article 423 of the Companies Act (limitation of liability agreements) with each of the following director nominees: Mr. Shoji Ogawa, Mr. Victor Chu, Mr. J. Christopher Giancarlo, Ms. Patricia Mosser, Mr. Takahisa Takahara, Ms. Miyuki Ishiguro, Mr. Masahiro Ishizuka and Mr. Taku Oshima. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater. If each nominee is reappointed at this Annual General Meeting of Shareholders, the Company is planning to maintain the limitation of liability agreements stated above with each of them. Further, if the director nominee Ms. Nellie Liang is appointed as a director, the Company is planning to enter into the limitation of liability agreement stated above with her.
4. The Company has entered into directors and officers liability insurance contracts set forth in Paragraph 1, Article 430-3 of the Companies Act with insurance companies, which include the eleven director nominees for reappointment as insured persons. Under such insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured person due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured person at the Company, and all insurance premiums of insured persons have been entirely borne by the Company. However, there are certain exclusions applicable to such insurance contracts such as losses caused by a deliberately fraudulent or dishonest act of individuals such as directors/officers. In addition, if the one director nominee for new appointment is approved, this nominee will be included as insured persons under such insurance contract.
   At the time of contract renewal during the term of office, such insurance contracts are scheduled to be renewed.
5. The Financial Services Agency issued an administrative monetary penalty order in October 2024 against Nomura Securities Co., Ltd., a subsidiary of the Company, for unlawful trading of Japanese government bond futures in March 2021 (the "Incident 1"). In October 2024, a former employee of Nomura Securities Co., Ltd., was arrested by Hiroshima Prefecture police and charged by the Hiroshima District Public Prosecutors Office in November 2024 (the "Incident 2"). In response to these incidents, each of the director nominees has taken the following actions.
   Mr. Koji Nagai fully leverages his years of experience in the business of the Nomura Group and, as the chairman of meetings of the Board of Directors (non-executive director), is leading the effective and efficient supervision of these incidents.
   Mr. Kentaro Okuda and Mr. Yutaka Nakajima, as Directors concurrently serving as executive officers, are taking the lead in formulating and implementing the measures to prevent a recurrence of the Incident 1 to further enhance our compliance framework and internal control system. In the Incident 2, they are taking the lead in formulating and implementing more rigorous and effective response measures to ensure that clients feel at ease when using Nomura Securities Co., Ltd.'s services, including the establishment of the Operational Reform Promotion Committee.
   Mr. Masahiro Ishizuka (outside director), Mr. Victor Chu (outside director), and Mr. Shoji Ogawa, as members of the Audit Committee, received reports on these incidents at the Audit Committee, and confirmed the progress of the measures to prevent a recurrence and the response measures through holding hearings with internal stakeholders and corporating with the Audit and Supervisory Committee of Nomura Securities Co., Ltd. The Audit Committee also recommended that the Board of Directors strengthen initiatives to prevent a recurrence, including sophisticating the internal control system.
   Mr. J. Christopher Giancarlo, Ms. Patricia Mosser, Mr. Takahisa Takahara, Ms. Miyuki Ishiguro, and Mr. Taku Oshima, as outside directors, have been fully fulfilling their duties by taking advantage of their diverse experience, knowledge and independence, and at meetings of the Board of Directors and other meetings, pointing out the necessity of analyzing the true cause, the importance of self-discipline and the strengthening of the monitoring system in the Incident 1, and the importance of continuous commitment by top management to prevent a recurrence, reviewing internal rules in light of social norms, etc. and thoroughly reimplementing fiduciary duties in the Incident 2.

Shareholder Proposal is presented as it is in its original form.

**Shareholder Proposal**
Proposal 2 is due to a suggestion from a shareholder.

**Proposal 2: Partial Amendment to the Articles of Incorporation**

**Content of the Shareholder Proposal**

Matter of the Partial Amendment of the Articles of Incorporation
(Trade Name)
Article 1.
The name of the Company shall be Nomura Horudingusu Kabushiki Kaisha and shall be expressed in English as Nomura Holdings, Inc.

(After Amendment)
Article 1.
The name of the Company shall be Kabushiki Kaisha Nomura Shoken Grupu Honsha and shall be expressed in English as Nomura Securities Group Inc.

**Reasons for the Shareholder Proposal**

In light of the frequent occurrences of recent repeated social scandals, by returning once more to the founder Tokushichi Nomura's founding spirit of "enriching the nation through the securities business," and by contributing to the development of society and the economy through the securities/financial markets and to the recovery of social trust, and for the purpose of aiming to improve Nomura's brand, the corporate philosophy will be clarified by including the term "*shoken*" (in English, securities) in the company name.

Due to the proposal this time, upon the milestone of the 100th anniversary since establishment, this proposal will further clarify the direction of the company's management, and as a group company that has a comprehensive securities business at its core, all group directors, officers, and employees as a whole should take responsibility for the growth/development of the capital markets, and by being more aware of social responsibility, it is thought that it will therefore be possible to aim for the enhancement of corporate governance.

**○ Opinion of the Board of Directors: The Board of Directors is opposed to the shareholder proposal.**
The Company's trade name, "Nomura Horudingusu Kabushiki Kaisha" (English expression: "Nomura Holdings, Inc.") was established in 2001 when the Nomura Group transitioned to a holding company structure. Currently, the Nomura Group has four business divisions – Wealth Management, Investment Management, Wholesale, and Banking – and has developed a global financial business that is not limited to the securities business. Further, the Company is widely recognized under the trade name "Nomura Horudingusu Kabushiki Kaisha" (English expression: "Nomura Holdings, Inc.") as a holding company of a financial services group with an integrated global network.
Regarding corporate governance, the Company recognizes that enhancement of corporate governance is one of the top priorities for the Company to achieve its management visions "to enhance corporate value by deepening society's trust in the firm and increasing the satisfaction of stakeholders, including that of shareholders and clients." On this basis, the Company is continuously committed to strengthening and to improving its governance framework which ensures effectiveness of management oversight and transparency in the Company's management, and at the same time pursues sustainable growth and expedited decision-making process within the Nomura Group.
Additionally, as the Nomura Group reach the milestone of its 100th anniversary since its founding, based on the Founder's Philosophy and history of the Nomura Group, and in anticipation of the next 100 years, in 2024 established the following as the Nomura Group's Purpose: "We aspire to create a better world by harnessing the power of financial markets."

The Company will be committed to further improving employee engagement, set forth its management's direction in line with the Group Purpose, and by building a framework to achieve the direction, and by also being aware of the Nomura Group's social raison d'être, the Company aims to further enhance corporate governance.

On the other hand, as for the realization of this aim, how the change of the Company's trade name will contribute to achieving this aim is not necessarily clear, and it is thought that continuing to use the Company's widely-recognized current trade name, together with the Group Purpose and initiatives mentioned above, will lead to further enhancement of the brand value of the Company and the Nomura Group, and ultimately to the improvement of shareholder value.

Therefore, the shareholder proposal is opposed.

End.

# Report for the 121<sup>st</sup> Fiscal Year

**From April 1, 2024 to March 31, 2025**

## I. Current State of Nomura Group

## 1. Fundamental Management Policy and Structure of Business Operations

(1) Fundamental Management Policy

① Fundamental Management Policy

In Fundamental Management Policy formulated by the Board of Directors, Nomura Holdings, Inc. (the "Company" or "NHI") has set the following Management Vision and Basic Vision of Group Management.

### Fundamental Management Policy of Nomura Holdings, Inc.

(Management Vision)

Nomura Group's management vision is to enhance its corporate value by deepening society's trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients.

As a global investment bank, the Company will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, the Company will continue to contribute to the economic growth and development of society.

To enhance its corporate value, the Company utilizes return on equity ("ROE") as a management indicator and will strive for sustainable business transformation.

(Basic Vision of Group Management)

(1) Nomura Group will establish its modernized growth model by itself through realizing expansion of its business in new domains. Nomura Group will also establish earning structure not subject to market condition with proper cost control and risk management.

(2) Nomura Group will aim to serve its customers at the highest level in every investment, by paying thorough attention to the needs of its customers and the market and by providing its customers with highly value-added solutions in financial and capital markets.

(3) Nomura Group will emphasize compliance with applicable laws and regulations and proper corporate behavior to carry out compliance and conduct risk management in daily business operations. Each company of Nomura Group shall respect customers' interests and comply with applicable laws and regulations relating to the business.

(4) Nomura Group seeks to ensure effective management oversight and increase management transparency.

(5) Nomura Group will contribute to expanding securities markets through daily business and continuously engage in educational activities regarding investment in order to broaden participation in the securities market.

② Purpose

NHI will celebrate its 100th anniversary in December 2025. As we look to the next one hundred years, Nomura Group established its Group Purpose that will underpin group management in April 2024. Nomura Group is dedicated to the tenets embodied in its Founder's Principles and the unwavering values ingrained in its Corporate Philosophy.:

### Purpose
We aspire to create a better world by harnessing the power of financial markets

Since its founding, Nomura Group has strived to contribute to the development of financial markets. Amid a complex and rapidly changing environment, Nomura Group will continue to leverage its knowledge and expertise to deliver added value and create a better world through the financial markets. The Group Purpose articulates Nomura Group's strong resolve to work together with various stakeholders to build a better future, and its determination to continue taking on new challenges to become the best company for its clients and other stakeholders.

③ Management Vision

In May 2024, we formulated a new Management Vision for fiscal 2030, "Reaching for Sustainable Growth", with the aim of promoting management strategies in line with our Purpose. Nomura Group continues to engage in the development of the financial and capital markets and the provision of optimal solutions to our clients by facilitating the circulation of risk capital through the provision of a wide range of financial services.

(2) Structure of Business Operations

Nomura Group has three divisions: Wealth Management Division, Investment Management Division and Wholesale Division.* All divisions work together to manage business operations across the Group. Nomura Group shall delegate its powers to each of these business divisions to an appropriate extent and establish its business execution structure by enhancing professional skills, while strengthening global linkages among these business divisions, and fully demonstrating Nomura Group's comprehensive capabilities.

 *We have newly established the Banking Division, resulting in a structure consisting of four divisions as of April 1, 2025.

## 2. Progress and Results of the Nomura Group's Business Activities

(1) Summary

During the year ended March 31, 2025, while global inflation continued to subside, economic sentiment varied across regions, becoming a factor in market fluctuations. In the United States, temporary concerns about an economic slowdown triggered a sharp decline in global stock markets during the summer. In the November 2024 U.S. presidential election, Republican candidate Donald Trump secured victory. Initially, expectations for future tax cuts and deregulation were viewed as positive factors boosting stock prices. However, following his inauguration in January 2025, his statements regarding tariff hikes and the actual implementation of these measures occasionally triggered downward pressure on stock prices. In China, despite the continued stagnation in the real estate market, stock prices remained resilient starting in autumn, supported by expectations of economic stimulus measures driven by fiscal spending. In Europe, stock prices remained relatively weak, but since the beginning of the year, growing hopes for an end to the Russia-Ukraine war have driven notable stock price increases.

Meanwhile, in terms of monetary policy, the U.S. Federal Reserve Board (FRB) began its rate-cutting cycle in September 2024. However, with the strong U.S. economy, expectations for additional rate cuts were limited, and long-term interest rates rose from autumn into the new year. The European Central Bank (ECB) began its rate-cutting cycle in June 2024.

In Japan, the inflation rate declined toward the summer but became more persistent thereafter. The 2024 Shunto spring wage negotiations resulted in a 5.3% increase, and a strong trend of above 5% is expected to continue for 2025. Recognizing a strengthening virtuous cycle between wages and prices, the Bank of Japan raised its policy interest rate to 0.25% in July 2024 and further to 0.50% in January 2025. The USD/JPY exchange rate fluctuated, primarily reflecting the interest rate differential between Japan and U.S., but overall remained within a narrow range. Stock prices maintained a long-term upward trend throughout FY2024, supported by improved corporate profit margins.

Under these circumstances, we posted net revenue of ¥1,892.5 billion for the year ended March 31, 2025, an increase of 21.2% from the previous year. Non-interest expenses increased by 10.3% to ¥1,420.5 billion, income before income taxes was ¥472.0 billion, and net income attributable to the shareholders of Nomura Holdings, Inc. was ¥340.7 billion. ROE was 10.0%. EPS[1] for the year ended March 31, 2025 was ¥111.03, an increase from ¥52.69 for the year ended March 31, 2024. We have decided to pay a dividend of ¥24 per share to shareholders of record as of March 31, 2025. Additionally, in commemoration of our 100th anniversary on December 25, 2025, we have decided to pay a commemorative dividend of ¥10 per share to shareholders of record as of March 31, 2025. As a result, the total annual dividend will be ¥57 per share.

(Note):
1. Diluted net income attributable to Nomura Holdings, Inc. shareholders per share.

Consolidated Financial Results

| | Billions of yen | | | % Change |
| --- | --- | --- | --- | --- |
| | For the year ended | | | (B-A)/(A) |
| | March 31, 2023 | March 31, 2024 (A) | March 31, 2025 (B) | |
| Net revenue ............................................. | 1,335.6 | 1,562.0 | 1,892.5 | 21.2 |
| Non-interest expenses .............................. | 1,186.1 | 1,288.2 | 1,420.5 | 10.3 |
| Income before income taxes .................... | 149.5 | 273.9 | 472.0 | 72.3 |
| Income tax expense .................................. | 57.8 | 96.6 | 124.7 | 29.1 |
| Net income .............................................. | 91.7 | 177.2 | 347.3 | 95.9 |
| Less: Net income (loss) attributable to noncontrolling interests ....... | (1.1) | 11.4 | 6.5 | (42.6) |
| Net income attributable to NHI shareholders ......................... | 92.8 | 165.9 | 340.7 | 105.4 |
| Return on shareholders' equity .............................. | 3.1% | 5.1% | 10.0% | — |

(Note)

NHI prepares its consolidated financial statements in accordance with accounting principles generally accepted in the U.S. pursuant to Article 120-3, Paragraph 1 of the Company Accounting Regulations, and has presented the financial data for NHI and its consolidated subsidiaries in accordance with those accounting principles.

**Revenue distribution**
**For the year ended March 31, 2025**



**Other**

**Net revenue**
192.1 billion yen

**Income before income taxes**
46.9 billion yen

**Wholesale**

**Net revenue**
1,057.9 billion yen

**Income before income taxes**
166.3 billion yen

Segment total
1,894.0 billion yen

**Wealth Management**

**Net revenue**
451.5 billion yen

**Income before income taxes**
170.8 billion yen

**Investment Management**

**Net revenue**
192.5 billion yen

**Income before income taxes**
89.6 billion yen

(2) Segment Information

   We report our operations and business results by reporting segments correspond to the following three divisions (*) and Other: Wealth Management, Investment Management and Wholesale.

* We have newly established the Banking Division, resulting in a structure consisting of four divisions as of April 1, 2025.

Business Segment Results

|  | Billions of yen | | | % Change |
|---|---|---|---|---|
|  | For the year ended | | | (B-A)/(A) |
|  | March 31, 2023 | March 31, 2024 (A) | March 31, 2025 (B) | |
| Net revenue ................................................ | 1,365.8 | 1,572.3 | 1,894.0 | 20.5 |
| Non-interest expenses ................................................ | 1,186.1 | 1,288.2 | 1,420.5 | 10.3 |
| Income before income taxes ................................................ | 179.7 | 284.2 | 473.5 | 66.6 |

■**Net revenue**
(Billions of yen)

1,365.8     1,572.3     1,894.0

March 31,2023     March 31,2024     **March 31,2025**

   In business segment totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the year ended March 31, 2025 was ¥1,894.0 billion, an increase of 20.5% from the previous year. Non-interest expenses for the year ended March 31, 2025 increased by 10.3% from the previous year to ¥1,420.5 billion. Income before income taxes was ¥473.5 billion for the year ended March 31, 2025, an increase of 66.6% from previous year.

Operating Results of Wealth Management

| | Billions of yen | | | % Change |
|---|---|---|---|---|
| | For the year ended | | | (B-A)/(A) |
| | March 31, 2023 | March 31, 2024 (A) | March 31, 2025 (B) | |
| Net revenue ........................................................... | 300.2 | 402.4 | 451.5 | 12.2 |
| Non-interest expenses ............................................ | 266.7 | 279.7 | 280.7 | 0.4 |
| Income before income taxes .................................. | 33.5 | 122.7 | 170.8 | 39.2 |



■ **Net revenue**
(Billions of yen)

In our Wealth Management Division, net revenue for the year ended March 31, 2025 increased by 12.2% from the previous year to ¥451.5 billion. Non-interest expenses increased by 0.4% to ¥280.7 billion. As a result, income before income taxes increased by 39.2% to ¥170.8 billion.

In the Wealth Management Division, we have worked to strengthen our wealth management services by enhancing comprehensive wealth management services in line with client needs to help our clients achieve the future they envision. Despite an uncertain market environment, there was an increase in flow revenue, mainly due to an increase in the sales of investment trusts, particularly through face-to-face channels. Additionally, there was also a significant increase in recurring revenue due to the expansion of retail client assets through our consulting services on the entire asset bases of our clients, which we have been working on continuously.

In addition, we aim to build a sustainable client base and expand our business over the medium to long term by achieving contact points through workplace financial services, and we have been able to successfully increase the number of clients we provide services to, including the working generation. Going forward, we will provide a wide range of wealth management services, including face-to-face consulting, non-face-to-face services using digital tools, and workplace services that address asset building needs.

Operating Results of Investment Management

| | Billions of yen | | | % Change |
|---|---|---|---|---|
| | For the year ended | | | (B-A)/(A) |
| | March 31, 2023 | March 31, 2024 (A) | March 31, 2025 (B) | |
| Net revenue ........................................................... | 128.6 | 154.1 | 192.5 | 24.9 |
| Non-interest expenses ............................................ | 85.1 | 93.9 | 102.9 | 9.5 |
| Income before income taxes .................................. | 43.5 | 60.2 | 89.6 | 48.8 |

■ **Net revenue**
(Billions of yen)

In our Investment Management Division, net revenue for the year ended March 31, 2025 increased by 24.9% from the previous year to ¥192.5 billion. Non-interest expenses increased by 9.5% to ¥102.9 billion. As a result, income before income taxes increased by 48.8% to ¥89.6 billion. The Investment Management Division recorded the highest business revenue, which is a stable source of revenue, and the highest income before income taxes since the division was established in April 2021.

The Investment Management Division has aimed for business revenue growth from increase in assets under management and providing higher value-added asset management. Net inflows for the year ended March 31, 2025 were ¥2.6 trillion, remaining at a high level following the previous year. However, due to market factors, such as the decline in the Japanese stock market, assets under management as of March 31, 2025 only slightly increased to ¥89.3 trillion from March 31, 2024.

On the other hand, the average of assets under management during the year ended March 31, 2025 significantly increased from the previous year, contributing to the expansion of business revenue. Higher value-added services, such as in-house active investments and private asset management business for wealth management, also contributed to the business revenue growth. In particular, alternative assets under management as of March 31, 2025 increased by 40.2% to ¥2,608.2 billion from March 31, 2024. The balance of "Nomu Wrap Fund," designed to provide investors with a balanced investment approach suitable for various investment styles, reached ¥1.0 trillion.

Operating Results of Wholesale

| | Billions of yen | | | % Change |
|---|---|---|---|---|
| | For the year ended | | | (B-A)/(A) |
| | March 31, 2023 | March 31, 2024 (A) | March 31, 2025 (B) | |
| Net revenue ................................................................ | 772.4 | 866.1 | 1,057.9 | 22.1 |
| Non-interest expenses ................................................. | 743.0 | 812.2 | 891.7 | 9.8 |
| Income before income taxes ...................................... | 29.4 | 53.9 | 166.3 | 208.4 |



The Wholesale Division consists of two businesses, Global Markets which is mainly engaged in the trading, sales and structuring of financial products, and Investment Banking which is engaged in financing and advisory businesses.

In our Wholesale Division, net revenue for the year ended March 31, 2025 increased by 22.1% from the previous year to ¥1,057.9 billion. Non-interest expenses increased by 9.8% to ¥891.7 billion. As a result, income before income taxes increased by 208.4% to ¥166.3 billion.

Global Markets

We continued to focus on providing uninterrupted service and liquidity to our clients under tight risk control, as they rebalanced and hedged their portfolio in uncertain markets driven by macro-economic environment, central banks' policy actions and the U.S. election. We delivered steady performance monetizing client flows and market opportunities led by Securitized Products, Equities and International Wealth Management.

Investment Banking

Though there were difference among regions, client activity was at a high level and we strived to meet our client's diversified needs through our services and solutions which led to an increase in the number of deals. Contributions from Advisory, Equity Finance and Equity Solutions in Japan, along with Advisory and Solutions including Private Credit in international regions resulted an increase in revenue.

Other

|  | Billions of yen | | | % Change |
|  | For the year ended | | | (B-A)/(A) |
|  | March 31, 2023 | March 31, 2024 (A) | March 31, 2025 (B) | |
| --- | --- | --- | --- | --- |
| Net revenue | 164.7 | 149.7 | 192.1 | 28.4 |
| Non-interest expenses | 91.3 | 102.3 | 145.2 | 42.0 |
| Income before income taxes | 73.4 | 47.4 | 46.9 | (1.1) |



■Net revenue
(Billions of yen)

Net revenue was ¥192.1 billion. Income before income taxes was ¥46.9 billion.

**3. Financing Situation**

(1) Funding situation

In terms of funding, the Company, Nomura Securities Co., Ltd., Nomura Europe Finance N.V., Nomura Bank International plc, Nomura International Funding Pte. Ltd., and Nomura Global Finance Co., Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

(2) Capital Expenditures

Capital expenditures focus primarily on system investments to accelerate digitalization with the objective of encouraging business activities further in Japan and Overseas. In Wealth Management Division, we have improved online-based services in order to provide more convenient services for our clients. In Wholesale Division, we have been continuously enhancing the trading systems as well as strengthening the infrastructure system in order to navigate through the global markets and achieve best execution more stably and efficiently.

**4. Results of Operations and Assets**

| | 118th Fiscal Year (April 1, 2021 to March 31, 2022) | 119th Fiscal Year (April 1, 2022 to March 31, 2023) | 120th Fiscal Year (April 1, 2023 to March 31, 2024) | 121st Fiscal Year (April 1, 2024 to March 31, 2025) |
|---|---|---|---|---|
| | (billions of yen except per share data in yen) | | | |
| Total Revenue | 1,594.0 | 2,486.7 | 4,157.3 | 4,736.7 |
| Net revenue | 1,363.9 | 1,335.6 | 1,562.0 | 1,892.5 |
| Income before income taxes | 226.6 | 149.5 | 273.9 | 472.0 |
| Net income attributable to NHI shareholders | 143.0 | 92.8 | 165.9 | 340.7 |
| Basic-Net income attributable to NHI shareholders per share | 46.68 | 30.86 | 54.97 | 115.30 |
| Diluted-Net income attributable to NHI shareholders per share | 45.23 | 29.74 | 52.69 | 111.03 |
| Total assets | 43,412.2 | 47,771.8 | 55,147.2 | 56,802.2 |
| Total NHI shareholders' equity | 2,914.6 | 3,148.6 | 3,350.2 | 3,470.9 |

**5. Management Challenges and Strategies**

The Nomura Group's business environment is undergoing significant changes. We will continue to respond to it flexibly while maintaining an appropriate financial standing and effectively utilizing management resources through improved capital efficiency. In addition, we will constantly implement new initiatives with the aim of expanding existing businesses and providing value-added services to clients.

(1) *Medium-to Long-term Priority Issues*

We are pursuing sustainable growth across the entire group and working on building a business portfolio that focuses on stable and diversified revenue and improving capital efficiency.

Our vision is to advance Nomura Group to the next stage. To realize this, we launched a strategy of expanding into private markets to complement our businesses in the public markets. Based on this strategy, we have been working on promoting asset consulting business, strengthening the Investment Management Division, and fostering growth and stability in the wholesale business. Additionally, we have been exploring and enhancing new areas such as Digital Financial Services including the digital asset business and sustainability sector including sustainable finance. We are promoting company-wide cost control through structural reforms. In addition, we are advancing the sophistication and efficiency of the corporate functions that form the basis of these businesses, strengthening the governance structure and risk management, evolving the human resource management strategies, further embedding our code of conduct and compliance, and improving operational efficiency using digital technologies and enhancing cybersecurity. For more information on the strategies in each division, please refer to the challenges and strategies in each division.

As announced in May 2024, we have set a management vision, "Reaching for Sustainable Growth," as an indication of the direction of management toward fiscal 2030, and management quantitative targets of ROE 8~10% + and achieving an income before income taxes of over ¥500 billion. We will focus on the following areas to achieve these goals: (i) deepen global strategy leveraging our Japan franchise, (ii) achieve sustainable growth of stable revenues, and (iii) further promote our strategy to provide platforms. In addition, we break down the PBR as shown in the figure below. Maximizing the absolute level of ROE is one of its key elements. Through addressing medium- to long-term priority issues, we aim to enhance our corporate value.



$$\text{PBR} = \frac{\boxed{1}\ \text{ROE}}{\boxed{2}\ \text{Cost of equity} - \boxed{3}\ \text{Expected growth rate}}$$

| | |
|---|---|
| 1 **Maximize ROE** | ■ Improve profitability<br>■ Raise capital efficiency |
| 2 **Lower cost of equity** | ■ Smooth out earnings volatility by stabilizing and diversifying groupwide revenues |
| 3 **Increase expected growth rate** | ■ Capture growth markets<br>■ Realize organic and inorganic<br>■ Realign business portfolio |

(2) *Issues in Each Division*

The challenges and strategies in each division are as follows:

・ Wealth Management Division

As a result of the continuous initiatives to overhaul our business model to further help clients manage their assets, the Wealth Management Division has seen significant changes in its revenue structure, leading to certain achievements in transitioning to the recurring revenue business. To contribute to the improvement in the ratio of securities to the total financial assets among Japanese households, our challenge is to respond to diversifying wealth management needs. By providing comprehensive wealth management services through our nationwide network of branches, as well as our digital services, we aim to assist our clients in achieving their goals. We will continue working on improving the skills of our partners (sales representatives) while maximizing our comprehensive strengths to enhance our wide range of products and services in order to advance the wealth management business.

・ Investment Management Division

Our Investment Management Division provides solutions that meet the diversifying investment needs of our broad clients through a wide range of assets classes and services spanning both traditional and alternative assets. We aim to realize a virtuous cycle of investment that leads to the resolution of social issues by providing high-quality investment products that meet the diverse investment needs of clients. We regard the following trends as growth opportunities: Japan's abundant individual financial assets and the tailwind of the government's plan for promoting Japan as a leading asset management center, the growth of investment in private assets, high levels of funding demand for and investor awareness of sustainability-related investments. Amid continued downward pressure on management fees, we are working to improve our investment capabilities, increase our assets under management and increase the value added by our products and services in our public markets businesses, expand our business platforms in alternative assets and other high-fee growth areas, and realize greater efficiency and cost control.

As announced in April 2025, we have reached an agreement with Macquarie Group Limited, an Australian financial services group, to acquire 100% of the stock of three companies that operate Macquarie's U.S. and European public asset management business for an all-cash purchase price of approximately US$1.8 billion (subject to closing adjustments). The transaction is targeted to close by the end of the calendar year, subject to customary closing conditions and regulatory approvals.

・ Wholesale Division

Our Wholesale Division faces challenges presented by increasingly sophisticated client needs and technological advancement, coupled with uncertainty in the market and macroeconomic environment. To ensure continuity of service as well as adding value to clients, we will continue to enhance collaboration across business lines, regions and divisions while further diversifying our business portfolio to stabilize revenues. We will continue to deploy financial resources to selective and high growth opportunities and also focus on cost optimization.

Global Markets aims to provide uninterrupted liquidity to our clients while reinforcing risk control and governance. Additionally, we aim to further diversify our business portfolio, reinforce global connectivity and cross-sell across our global client franchise leveraging our solid business foundation in Japan and competitive global products to pursue growth opportunities such as Structured Financing and Solution business, International Wealth Management business as well as Global Equities, and continue to build on the strength of our Flow Macro businesses.

Investment Banking aims to provide seamless client experiences as we target to accelerate advisory services and financing to domestic and cross-border restructurings and industry-wide consolidations, as well as interest rate and foreign exchange solutions as volatile business environments impact our clients' businesses. We have leveraged our Japanese strengths and focus on expanding our global advisory business, while also maintaining focus on sustainability in light of its importance within the industry and to our clients. Additionally, we will accelerate group-wide collaborations as we develop tailored advice for the benefit of our clients across a range of products and services.

· Banking Division

We established a new Banking Division, effective April 1, 2025.

The decision to launch the new division was driven by the megatrends of inflation, the changing interest rate environment and the acceleration of movements toward the realization of the "Policy Plan for Promoting Japan as a Leading Asset Management Center." Nomura Group recognized the importance of enhancing its efforts to provide a diverse range of high-quality services through its Banking businesses. The Banking Division will leverage the strengths of Nomura Trust and Banking Co., Ltd. and Nomura Bank (Luxembourg) S.A. in private markets and bespoke products and meet the diverse needs of clients in areas such as asset building and estate planning.

· Risk Management and Compliance, etc.

We have defined our risk appetite in our Risk Appetite Statement which includes the types and level of risk that the Nomura Group is willing to assume in pursuit of our strategic objectives and business plans. Further, we continue to develop our risk management framework in a way that is strategically aligned to our business plans and incorporates decision-making by senior management, thereby securing capital soundness and enhancing our corporate value.

We have clearly defined in our Risk Appetite Statement that all executives and employees must actively engage in risk management through our Three Lines of Defense framework. Besides, we continuously provide trainings to all executives and employees to increase our knowledge about risks as financial professionals and develop a corporate culture of correctly recognizing, assessing and properly managing risks.

With regard to compliance, we continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. We also continue to review our internal systems and rules so that all executive management and employees can work autonomously with high ethical standards.

So that all directors, officers and employees not only comply with laws and regulations, but also act in accordance with social norms, aiming to be a company that is truly trusted by society, with a high sense of ethics, can work with confidence and pride, we have established the "Nomura Group Code of Conduct" as guidelines for actions to be taken, and through associated trainings and other measures, we are working to promote appropriate actions ("Conduct") based on the Code of Conduct. At the "Nomura Founding Principles and Corporate Ethics Day" held every August, we reaffirm the lessons learned from past incidents and renew our determination to prevent similar incidents to maintain and gain the trust society places in us; discussions are held regarding conduct after looking back on past incidents, and a pledge is made to comply with the Code of Conduct. The Code of Conduct is reviewed periodically to better respond to changes in the social and economic conditions surrounding Nomura Group and to the expectations of stakeholders. In 2024, as part of efforts toward the 100th year anniversary, Nomura Group established the Nomura Purpose "We aspire to create a better world by harnessing the power of financial markets". The "Nomura Purpose Journey" project was launched to establish and further disseminate the Purpose. It emphasizes that each executive and employee should think about his or her Purpose and thoroughly discuss it with his or her subordinates, superiors, and peers. We believe that this project will provide an opportunity to reconsider "How each officer and employee should make decisions and act concretely" which is an important element of the Code of Conduct, and to further raise each employee's awareness of the Code of Conduct.

By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of the Nomura Group.

(Administrative Action by The Financial Services Agency)

In September 2024, the Japanese Securities and Exchange Surveillance Commission made a recommendation that the Financial Services Agency impose an administrative monetary penalty against Nomura Securities Co., Ltd. ("NSC") for unlawful trading of Japanese government bond futures in March 2021. In October 2024, the Financial Services Agency issued an administrative monetary penalty order against NSC. In response to this, NSC has formulated and implemented measures to prevent recurrence including the Front Office prevention measures (1st Line of Defense), the Prevention measures in Compliance (2nd Line of Defense), and the Verification by Internal Audit (3rd Line of Defense) in order to further enhance our compliance framework and internal controls and to rebuild trust with our stakeholders. Also, related to this incident, in the Compensation Committee, a resolution was passed to reduce executive compensation following a request for voluntary return of compensation.

(Incident Involving Former Employee)

In October 2024, a former employee of NSC was arrested by the Hiroshima Prefecture police and indicted by the Hiroshima District Public Prosecutors Office in November 2024. In response to this, the Nomura Group takes these matters very seriously and emphasizes that incidents of this nature must never occur at a financial institution entrusted with safeguarding its clients' assets. To ensure that clients feel confident using its services, NSC has established the more rigorous and effective countermeasures that are currently being implemented in order to strengthen current measures to enable early detection of misconduct and manage employees' actions. These countermeasures consist of, among others, the establishment of the Operational Reform Promotion Committee, strengthening supervision of visits to clients' homes, heightening monitoring of employee business activities, and extending the block leave to the Wealth Management Division in order to detect wrongdoing. We have received an evaluation from external specialists regarding the adequacy of our countermeasures and confirmed that progress has been made in establishing a foundation for preventing recurrence. Also, related to this incident, at the Compensation Committee, a resolution was passed to reduce executive compensation following a request for voluntary return of compensation.

## 6. Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, banking, other securities and financial business. We divide our business segments into three divisions consisting of Wealth Management, Investment Management and Wholesale.

*We have newly established the Banking Division, resulting in a structure consisting of four divisions as of April 1, 2025.

In order to respond to our clients' increasingly diversified needs, we will further increase our lineup of services available to clients by focusing efforts on private side products and services such as non-listed equities and privately placed bonds, in addition to products in public markets such as listed stocks and corporate bonds that we have been providing so far.

## 7. Organizational Structure

(1) Principal place of business in Japan

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd. (Head office and local branches — 104 locations in total): Tokyo (Head office and local branches — 14 locations in total), Kanto area excluding Tokyo (26 branches), Hokkaido area (5 branches), Tohoku area (7 branches), Hokuriku area (4 branches), Chubu area (13 branches), Kinki area (15 branches), Chugoku area (6 branches), Shikoku area (3 branches) and Kyushu and Okinawa area (11 branches)

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, Fukuoka)

The Nomura Trust & Banking Co., Ltd. (Tokyo)

Nomura Properties, Inc. (Tokyo)

Nomura Financial Products & Services, Inc. (Tokyo)

(2) Principal place of business overseas

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated (New York, U.S.)

(3) Status of Employees

|  | Employees | Increase / Decrease |
|---|---|---|
| Total | 27,242 | 392 Increase |

(Notes)

1. Business segments of the Nomura Group consist of three divisions: Wealth Management Division, Investment Management Division, and Wholesale Division, along with Other. In Japan, we had 7,045 employees in our Wealth Management Division, 1,127 in our Investment Management Division, 1,779 in our Wholesale Division and 4,926 in Other. In overseas, we had 12,365 employees, most of which were in Wholesale Division.

2. Number of employees consists of the total number of employees of the Company and its consolidated subsidiaries (excluding temporary employees).

3. Number of employees excludes employees seconded outside the Company and its consolidated subsidiaries.

## (4) Status of Significant Subsidiaries

| Name | Location | Capital (in millions) | | Percentage of Voting Rights | Type of Business |
|---|---|---|---|---|---|
| Nomura Securities Co., Ltd. .................................... | Tokyo, Japan | ¥ | 10,000 | 100% | Securities |
| Nomura Asset Management Co., Ltd. ..................... | Tokyo, Japan | ¥ | 17,180 | 100% | Investment Management / Investment Advisory and Agent Services |
| The Nomura Trust & Banking Co., Ltd. ................... | Tokyo, Japan | ¥ | 50,000 | 100% | Banking / Trust |
| Nomura Properties, Inc. ............................................ | Tokyo, Japan | ¥ | 480 | 100% | Business Space / Facility Management |
| Nomura Financial Products & Services, Inc. ............ | Tokyo, Japan | ¥ | 176,775 | 100% | Financial |
| Nomura Asia Pacific Holdings Co., Ltd............. | Tokyo, Japan | ¥ | 10 | 100% | Holding Company |
| Nomura Global Finance Co., Ltd............. | Tokyo, Japan | ¥ | 1,050 | 100% | Financial |
| Nomura Holding America Inc. ................................ | New York, U.S. | US$ | 7,635.42 | 100% | Holding Company |
| Nomura Securities International, Inc. ...................... | New York, U.S. | US$ | 1,300.00 | 100% * | Securities |
| Nomura America Mortgage Finance, LLC .............. | New York, U.S. | US$ | 1,813.49 | 100% * | Holding Company |
| Instinet Incorporated ............................................... | New York, U.S. | US$ | 914.77 | 100% * | Holding Company |
| Nomura Europe Holdings plc ................................. | London, U.K. | US$ | 3,391.32 | 100% | Holding Company |
| Nomura International plc ......................................... | London, U.K. | US$ | 3,241.22 | 100% * | Securities |
| Nomura International (Hong Kong) Limited ............ | Hong Kong | ¥ | 220,701 | 100% * | Securities |
| Nomura Singapore Limited ..................................... | Singapore, Singapore | S$ | 239.00 | 100% * | Securities / Financial |

(Notes)

1. "Capital" is stated in the currency on which each subsidiary's books of record are maintained. "Capital" of a subsidiary, whose paid-in capital is zero or is in nominal amount (primarily subsidiaries located in the U.S.), is disclosed in amount including additional paid-in capital. Percentages with "*" in the "Percentage of Voting Rights" column include voting rights from indirect ownership of shares.

2. The total number of consolidated subsidiaries and consolidated variable interest entities as of March 31, 2025 was 1,537. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Real Estate Holdings, Inc. was 14 as of March 31, 2025.

## 8. Major Lenders

| Lender | Type of Loan | Loan Amount (in millions of yen) |
|---|---|---|
| Sumitomo Mitsui Banking Corporation ................... | Long-term borrowing | 446,537 |
| Mizuho Bank, Ltd. ................................................. | Long-term borrowing | 419,180 |
| MUFG Bank, Ltd. .................................................. | Long-term borrowing | 417,638 |
| Resona Bank, Limited. ........................................... | Long-term borrowing | 54,100 |
| Sumitomo Mitsui Trust Bank, Limited .................. | Long-term borrowing | 210,484 |
| The Chiba Bank, Ltd. ............................................. | Long-term borrowing | 60,393 |
| The Bank of Yokohama, Ltd. ................................. | Long-term borrowing | 54,448 |
| The Shizuoka Bank, Ltd. ........................................ | Long-term borrowing | 39,472 |
| The Hachijuni Bank, Ltd. ....................................... | Long-term borrowing | 35,768 |
| The Norinchukin Bank ........................................... | Long-term borrowing | 170,000 |
| Meiji Yasuda Life Insurance Company ................. | Long-term borrowing | 34,810 |

## 9. Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out ratio of at least 40% of each semi-annual consolidated earnings as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the Company's consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Additionally, we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50%.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of ¥23 per share to shareholders of record as of September 30, 2024 and have decided to pay a dividend of ¥24 per share to shareholders of record as of March 31, 2025. Additionally, in commemoration of our 100th anniversary on December 25, 2025, we have decided to pay a commemorative dividend of ¥10 per share to shareholders of record as of March 31, 2025. As a result, the total annual dividend will be ¥57 per share.

The following table sets forth the details of dividends paid for the year ended March 31, 2025:

| Resolution of Board of Directors | Record Date | Total Amount of Dividends (in millions of yen) | Dividend Per Share (yen) |
|---|---|---|---|
| November 1, 2024 ......................................... | September 30, 2024 | 67,974 | 23.00 |
| April 25, 2025................................................. | March 31, 2025 | 100,524 | 34.00 |
| | | | (Dividend 24.00) |
| | | | (Commemorative dividend 10.00) |

## 10. Other Important Matters Related to the Current Situation of the Corporate Group

Recently, there has been a sharp increase in cases of stealing account numbers, passwords, etc., by leading customers to phishing sites using fake emails disguised as NSC, and fraudulent transactions involving the purchase and sale of securities held on customers' online services have also been confirmed. In response to this, NSC has decided to fully investigate the damage caused by a third-party using customers' assets to purchase and sell securities, etc., through unauthorized access to securities accounts due to phishing scams, etc., and to provide compensation for damage to a certain extent depending on individual circumstances.

## II. Stocks

1. Total Number of Authorized Shares: 6,000,000,000 shares

The total number of classes of shares authorized to be issued in each class is as follows.

| Type | Total Number of Shares Authorized to be Issued in Each Class |
|---|---|
| Common Stock .............................................................. | 6,000,000,000 |
| Class 1 Preferred Stock ................................................ | 200,000,000 |
| Class 2 Preferred Stock ................................................ | 200,000,000 |
| Class 3 Preferred Stock ................................................ | 200,000,000 |
| Class 4 Preferred Stock ................................................ | 200,000,000 |

2. Total Number of Issued Shares: Common Stock 3,163,562,601 shares

3. Number of Shareholders: 318,472 shareholders

4. Major Shareholders (Top 10):

| Names of Shareholders | Number of Shares Owned and Percentage of Shares Owned | |
|---|---|---|
| | (in thousand shares) | (%) |
| The Master Trust Bank of Japan, Ltd. (Trust Account) ................................................ | 515,921 | 17.44 |
| Custody Bank of Japan, Ltd. (Trust Account) ................................................ | 163,043 | 5.51 |
| State Street Bank And Trust Company 505001................................................ | 74,538 | 2.52 |
| The Bank of New York Mellon as Depositary Bank for DR Holders ....................................... | 67,838 | 2.29 |
| State Street Bank West Client-Treaty 505234 ................................................ | 61,333 | 2.07 |
| JPMorgan Securities Japan Co., Ltd. ................................................ | 53,220 | 1.80 |
| SMBC Nikko Securities Inc. ................................................ | 45,610 | 1.54 |
| JP Morgan Chase Bank 385781 ................................................ | 42,112 | 1.42 |
| JP Morgan Chase Bank 385771 ................................................ | 33,499 | 1.13 |
| State Street Bank And Trust Company 505103................................................ | 31,184 | 1.05 |

_____

(Notes)

1. The Company has 206,974 thousand shares of treasury stock as of March 31, 2025 which is not included in the major shareholders list above.

2. Figures for Number of Shares Owned are rounded down to the nearest thousand and figures for Percentage of Shares Owned are calculated excluding treasury stock.

5. Status of Treasury Stock Repurchase, Disposition and Number of Shares Held in Treasury:

(1) Repurchased shares

Common Stock ..................................................................................... 63,523,657 shares

Total Repurchase Amount (in thousands of yen) .................................... 59,005,990

Stocks acquired according to resolution of the Board, included above, are as follows;

Common Stock ..................................................................................... 63,503,000 shares

Total Repurchase Amount (in thousands of yen) .................................... 58,987,162

Reason for Repurchase

The Company plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock-based compensation to executives and employees.

(2) Shares Disposed

Common Stock ..................................................................................... 48,981,337 shares

Aggregate Amount of Disposition (in thousands of yen) ......................... 33,954,907

(3) Number of Shares Held in Treasury as of the end of fiscal year

Common Stock ..................................................................................... 206,974,484 shares

6. Status of Stock delivered to the Directors and Executive Officers of the Company as consideration of Execution of Duties during the fiscal year:

| Position | Type and Number of Stock | | Number of People |
|---|---|---|---|
| Directors and Executive Officers (excluding Outside Directors) | Common stock | 192,815 | 8 |

7. Other Significant Matters concerning Stocks

At the meeting of the Board of Directors held on April 25, 2025, the Company adopted a resolution to repurchase shares.

(1) Reasons

To raise capital efficiency and ensure a flexible capital management policy, and to deliver shares on exercise of stock-based compensation.

(2) Type and aggregate number of shares to be repurchased

Common Stock .............................................................................100,000,000 shares (upper limit)

(3) Total Repurchase Amount ................................................................. 60 billion yen (upper limit)

(4) Period of Repurchase...................................................... from May 15, 2025 to December 30, 2025

(5) Method of Repurchase ......................................... Purchase on the stock exchange via a trust bank

## III. Matters Relating to the Company's Directors and Executive Officers

### 1. Status of the Directors (as of March 31, 2025)

| Name | Positions and Responsibilities | Significant Concurrent Positions |
|---|---|---|
| Koji Nagai | Chairman of the Board of Directors<br>Member of the Nomination Committee<br>Member of the Compensation Committee | Director and Chairman of the Board of Directors of Nomura Securities Co., Ltd. (*1) |
| Kentaro Okuda | Director<br>Representative Executive Officer and President<br>Group CEO | Representative Director and President of Nomura Securities Co., Ltd. (*1) |
| Yutaka Nakajima | Director<br>Representative Executive Officer and Deputy President | Representative Director and Deputy President of Nomura Securities Co., Ltd. (*1) |
| Shoji Ogawa | Director<br>Member of the Audit Committee (full-time)<br>Member of the Board Risk Committee | Corporate Auditor of Nomura Asia Pacific Holdings Co., Ltd. (*1) (*2)<br>Non-Executive Director of Nomura Holding America Inc. (*1)<br>Non-Executive Director of Instinet Incorporated (*1) |
| Laura Simone Unger | Outside Director<br>Chairperson of the Board Risk Committee | Independent Director of Nomura Holding America Inc. (*1)<br>Independent Director of Nomura Securities International, Inc. (*1)<br>Independent Director of Nomura Global Financial Products Inc. (*1)<br>Independent Director of Instinet Holdings Incorporated (*1) |
| Victor Chu | Outside Director<br>Member of the Audit Committee | Chairman and Chief Executive Officer of First Eastern Investment Group<br>Chair of Council, University College London<br>Co-Chair, International Business Council of the World Economic Forum<br>Independent Director of  Airbus SE |
| J. Christopher Giancarlo | Outside Director<br>Member of the Board Risk Committee | Senior Counsel of Willkie Farr & Gallagher LLP<br>Chair of the Board of Directors of Digital Dollar Project<br>Independent Director of Digital Asset Holdings, LLC<br>Independent Director of Paxos Trust Company LLC<br>Independent Director of Nomura Securities International, Inc. (*1)<br>Independent Director of Nomura Global Financial Products Inc. (*1) |
| Patricia Mosser | Outside Director<br>Member of the Board Risk Committee | Senior Research Scholar*<br>Director of the MPA Program in Economic Policy Management*(*2)<br>Director of Central Banking and Financial Policy*<br>*Positions at Columbia University, School of International and Public Affairs<br>Independent Director of Nomura Holding America Inc. (*1) |

| | | |
|---|---|---|
| Takahisa Takahara | Outside Director<br>Member of the Nomination Committee<br>Member of the Compensation Committee | Representative Director, President & CEO of Unicharm Corporation<br>Outside Director of Sumitomo Corporation |
| Miyuki Ishiguro | Outside Director<br>Member of the Board Risk Committee | Partner of Nagashima Ohno & Tsunematsu<br>President of the Inter-Pacific Bar Association (IPBA) (*2)<br>Outside Director of Lasertec Corporation |
| Masahiro Ishizuka | Outside Director<br>Chairman of the Audit Committee | Director of Nomura Securities Co., Ltd. (*1) |
| Taku Oshima | Outside Director<br>Chairman of the Nomination Committee<br>Chairman of the Compensation Committee | Chairman and Representative Director of NGK INSULATORS, LTD.<br>Outside Director of Central Japan Railway Company<br>Chairman of Aichi Employers' Association (*2)<br>Outside Director of Toho Gas Co., Ltd. |

—————————

(Notes)

1. Directors Laura Simone Unger, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka and Taku Oshima are Outside Directors, as provided for in Article 2, Item 15 of the Companies Act, and are also Independent Directors, as provided for in Article 436-2 of the Tokyo Stock Exchange, Inc.'s Securities Listing Regulations.

2. Director Masahiro Ishizuka, Chairman of the Audit Committee and a certified public accountant, is a financial expert under the Sarbanes-Oxley Act of 2002 and has considerable finance and accounting knowledge.

3. The Company has selected director Shoji Ogawa, who is well-versed in the business of the Nomura Group, as a full-time member of the Audit Committee, with the expectation that audits by the Audit Committee will be performed more effectively.

4. Companies marked with "*1" are wholly-owned subsidiaries (including indirect ownership) of the Company.

5. Concurrent positions marked with "*2" are positions from which a director has resigned during the period from the fiscal year-end to the date of this Business Report, or positions from which a director is scheduled to resign as of the date of this Business Report.

6. There are no special relationships between the Company and companies in which Outside Directors concurrently serve (except for those companies marked with "*1").

7. The Company has entered into agreements to limit liability for damages set forth in Article 423, Paragraph 1 of the Companies Act with directors Shoji Ogawa, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro Masahiro Ishizuka and Taku Oshima. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

## 2. Status of the Main Activities of the Outside Directors

| Name | Status of the Main Activities |
| --- | --- |
| Laura Simone Unger | Attended all 11 meetings of the Board of Directors and all 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing her independence and extensive experience and knowledge gained from being an expert well-versed in finance-related legal systems/regulations, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out. |
| Victor Chu | Attended all 11 meetings of the Board of Directors and 12 out of 14 meetings of the Audit Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience and knowledge gained from being a corporate manager for many years and an expert well-versed in law, regulations and corporate governance, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out. |
| J. Christopher Giancarlo | Attended all 11 meetings of the Board of Directors and all 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience and knowledge gained from being an expert well-versed in finance-related legal systems/regulations and advanced technologies such as blockchain, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out. |
| Patricia Mosser | Attended all 11 meetings of the Board of Directors and all 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing her independence and extensive experience and knowledge gained from being an economist, a central banker and a scholar for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out. |
| Takahisa Takahara | Attended all 11 meetings of the Board of Directors, all 6 meetings of the Nomination Committee, and all 6 meetings of the Compensation Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience and knowledge gained from being a corporate manager for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out. |
| Miyuki Ishiguro | Attended all 11 meetings of the Board of Directors and all 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing her independence and extensive experience and knowledge gained from being an attorney for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out. |
| Masahiro Ishizuka | Attended all 11 meetings of the Board of Directors and all 14 meetings of the Audit Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience and knowledge gained from being a Certified Public Accountant well-versed in international accounting systems for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out. |
| Taku Oshima | Attended all 9 meetings of the Board of Directors, all 5 meetings of the Nomination Committee, and all 5 meetings of the Compensation Committee held after his appointment during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience and knowledge gained from being a corporate manager for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out. |

(Note)

Other than the above, Outside Directors Meetings, consisting solely of members who are Outside Directors, have been held, and utilizing things such as each person's experience and knowledge, there have been discussions concerning matters such as the Company's business and corporate governance.

## 3. Status of the Executive Officers (as of March 31, 2025)

| Name | Positions and Responsibilities | Significant Concurrent Positions |
|---|---|---|
| Kentaro Okuda | Director<br>Representative Executive Officer and President<br>Group CEO | See "1. Status of the Directors" |
| Yutaka Nakajima | Director<br>Representative Executive Officer and Deputy President | See "1. Status of the Directors" |
| Toshiyasu Iiyama | Executive Officer and Deputy President<br>Chief of Staff | Representative Director and Deputy President of Nomura Securities Co., Ltd. |
| Takumi Kitamura | Executive Officer<br>Chief Financial Officer (CFO)<br>Chief Transformation Officer (CTO) | Director, Executive Vice President of Nomura Securities Co., Ltd. |
| Sotaro Kato | Executive Officer<br>Chief Risk Officer (CRO)<br>(based in New York) | Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.<br>Director of Nomura Holding America Inc. |
| Yosuke Inaida | Executive Officer<br>Global Regulatory Affairs | Senior Corporate Managing Director of Nomura Securities Co., Ltd. |
| Christopher Willcox | Executive Officer<br>Head of Wholesale<br>(based in New York) | Not Applicable |

———————

(Note)

As of April 1, 2025 Executive Officer Takumi Kitamura assumed Representative Director and Deputy President of Nomura Securities Co., Ltd..

As of April 1, 2025 Executive Officer Sotaro Kato assumed Director, Executive Vice President of Nomura Securities Co., Ltd..

(Reference) Executive Officers as of April 1, 2025 are as follows:

| | |
|---|---|
| Kentaro Okuda | Representative Executive Officer and President, Group CEO |
| Yutaka Nakajima | Representative Executive Officer and Deputy President |
| Toshiyasu Iiyama | Executive Officer and Deputy President, Chief of Staff and Head of China Committee |
| Takumi Kitamura | Executive Officer, Chief Financial Officer (CFO) and Chief Transformation Officer (CTO) |
| Sotaro Kato | Executive Officer, Chief Risk Officer (CRO) (based in New York) |
| Yosuke Inaida | Executive Officer, Head of Content Company and Global Regulatory Affairs |
| Christopher Willcox | Executive Officer, Head of Wholesale and Chairman of Investment Management (based in New York) |

## 4. Directors and Officers Liability Insurance Contracts

The Company has entered into directors and officers liability insurance contracts set forth in Paragraph 1, Article 430-3 of the Companies Act with insurance companies, which have persons such as directors, executive officers, senior managing directors, corporate auditors, and senior employees of the Company and its subsidiaries, etc. as insured persons. Under these insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured person due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured at the Company, and all insurance premiums of the insured have been entirely borne by the Company. However, there are certain exclusions applicable to such insurance contracts such as losses caused by a deliberately fraudulent or dishonest act of individuals such as directors/officers.

## 5. Compensation paid to Directors and Executive Officers

(Millions of yen)

| | Number[1] | Fixed compensation | | Performance-linked compensation | | | Total |
| | | Monetary compensation | | | Non-monetary compensation | | |
| | | Base Salary [2] | Cash Bonuses | Notional Stock Unit ("NSUs")[3] | Restricted Stock Unit ("RSUs")[3] | Performance Share Unit ("PSUs")[3] | |
|---|---|---|---|---|---|---|---|
| Directors | 12 | 355 | 292 | 100 | — | — | 747 |
| (Outside Directors) | (10) | (198) | (−) | (−) | (−) | (−) | (198) |
| Executive Officers | 7 | 607 | 2,273 | 1,426 | 97 | 197 | 4,600 |
| Total | 19 | 962 | 2,564 | 1,527 | 97 | 197 | 5,347 |

(Notes)
1. The number of people includes 2 Directors who retired in June 2024, and 1 Director who was appointed in the same month. There were 10 Directors and 7 Executive Officers as of March 31, 2025. Compensation to Directors who were concurrently serving as Executive Officers is included within Executive Officers.
2. The amount reflects voluntary salary return.
3. Represents deferred stock-based compensation awards granted in prior years recognized as expense in the consolidated financial statement of income for the year ended March 31, 2025. The expense of NSUs is remeasured to fair value at each balance sheet date, while the amounts of RSUs and PSUs are measured at fair value on the grant date.
4. Subsidiaries of the Company paid ¥80 million to Outside Directors as compensation, etc. for their directorship at those subsidiaries for the year ended March 31, 2025.

## 6. Matters relating to Performance-Linked Compensation
(1) Calculation method of the Performance-Linked Compensation
- Compensation of Directors and Executive Officers is divided into fixed compensation and performance-linked compensation, with fixed compensation consisting of base salary and performance-linked compensation consisting of annual bonus and long-term incentive plans.
- With respect to the President and the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the Performance-Linked Compensation is calculated based on the level of achievement in actual value(s) against the target value(s) of key performance indicator(s) and performance metrics that form the basis for their calculation. In addition, Total Compensation, including fixed compensation and performance-linked compensation, is determined by considering, as needed, qualitative evaluation competitor benchmarking etc. by the Compensation Committee.
- With respect to the Directors and the Executive Officers, their Annual Bonus and Total Compensation are determined based on the ones of the Group CEO, reflecting individual roles and responsibilities, respective jurisdiction's regulations and compensation level etc. in addition to the qualitative elements.

(2) Performance Indicator to be used for calculation of the Performance-Linked Compensation
Quantitative elements
In order to ensure alignment with Nomura Group's management vision and business strategy, we select key performance indicators such as ROE and performance metrics that form the basis for its calculation. Additionally, we choose stock price-related indicators to promote alignment of interests with shareholders. In the current fiscal year, NHI achieved the target of 8-10% for ROE set for the year ended March 31, 2025.

| Type of elements | Item | Actual |
|---|---|---|
| Profit and loss | Net revenue | 1,892.5 billion yen |
| | Revenue cost coverage ratio[1] | 75.1% |
| | Income before income taxes | 472.0 billion yen |
| Per share information | EPS | 111.03 yen |

| Capital efficiency | ROE | 10.0% |
|---|---|---|
| Shareholder returns | Total Shareholder Return("TSR")[2] | 98.7% |

(Notes)
1. Ratio calculated by dividing Total non-interest expenses by Net revenue
2. The value obtained by dividing the total of fluctuations in the price of NHI shares and dividends in the current fiscal year by the NHI share price at the end of the previous business year.

Qualitative elements

To promote enhancement of Nomura Group's corporate value and the realization of a sustainable society, we have selected strategic management, as well as initiatives related to community, talent, and DEI (Diversity, Equity & Inclusion), as evaluation criteria.

7. Matters relating to Stock Based Compensation and Non-Monetary Compensation

(1) Outline of current Stock Based Compensation Awards.

The outline of current Stock Based Compensation Awards is as follows.

| Type of award | Key features |
|---|---|
| RSUs | • Introduced as the main form of Deferred Compensation since the year ended March 31, 2018.<br>• Settled in the Company's common stock.<br>• Graded vesting period is set as three years in principle. |
| NSUs | • Linked to the price of the Company's common stock Cash-settled in local currency.<br>• Graded vesting period is set as three years in principle. |
| PSUs | • It is introduced as the Long Term Incentive Plan since the year ended March 31, 2024.<br>• The number of shares to be awarded will be determined by depended on the degree of achievement of the performance targets of the three fiscal years.<br>• Performance evaluation period is set as three years or more in principle. |

(2) Share-based Compensation as Non-Monetary Compensation

The company sets half of the amount of the Yearly Bonus of the Directors and Executive Officers as Deferred Compensation. In principle, RSUs that falls under the Non-Monetary Compensation is used for payment of the amount. Furthermore, the Company has introduced PSUs as a long-term incentive plan.

(3) PSUs as the Long Term Incentive Plan

Under NHI's PSU program, the base number of NHI shares to be granted is initially determined based on NHI's performance and other factors each fiscal year. Following the performance period, the number of NHI shares to be awarded will vary from 0% to 150% of the base number of NHI shares depending on the degree of achievement of the performance targets for the three fiscal years. The settlement of the PSUs will be primarily in NHI common shares held as treasury stock.

The performance indicators used in the evaluation are ROE and TSR. Please refer to the following for details.

Performance indicators selected as Basis of calculation

In order to enhance NHI's corporate value over the medium to long term and to align NHI's interests with those of its shareholders, a combination of ROE (average value over the performance evaluation period) and TSR (absolute value over the performance evaluation period) will be the basis to calculate the award amount.

Calculation Method for the base number of shares and the number of shares to be granted

1) Calculation method for the base number of shares:

The base number of NHI shares shall be calculated by dividing the amount determined with reference to the performance and qualitative evaluation of the target fiscal year, as well as competitor benchmarking with the NHI price at the time of grant.

2) Calculation method for the number of NHI shares to be granted:

   After the end of the performance evaluation period, the number of shares to be granted will be calculated in accordance with the following method.

   a) Performance Evaluation Indicators and Grant Ratio

| Performance Indicators | Composition ratio | Change in the grant ratio | Evaluation method |
|---|---|---|---|
| ROE | 50% | 0%~150% | Calculated based on the actual (average) values for the three-year performance evaluation period |
| TSR | 50% | 0%~150% | Calculated based on the actual value (absolute value) during the three-year performance evaluation period |

The calculation methods for ROE and TSR, which form the basis for performance evaluation, are as follows:

<ROE>

   If the actual value (average value) for the performance evaluation period of 3 years reaches the management goal of 8% set by Nomura Group, a certain number of benchmark shares will be granted. However, if the actual value does not exceed either the lowest value of the past 3 business years, including the grant year, or 3%, no grant will occur. Additionally, if the actual value reaches 5%, 50% of the benchmark shares will be granted, and if it exceeds 12%, 150% of the benchmark shares will be granted.

<TSR>

   If the actual value (absolute value) for the performance evaluation period of 3 years reaches 125%, a certain number of benchmark shares will be granted. On the other hand, if the actual value is 100% or below, no grant will occur. Furthermore, if the actual value exceeds 150%, 150% of the benchmark shares will be granted. The calculation process of the actual value is as follows:

3-Year TSR = (Closing Stock Price (B) + Total Dividends during the performance evaluation period) / Initial Stock Price (A)

A: Initial Stock Price (Average closing price one month before the start of the performance evaluation period)

B: Final Stock Price (Average closing price one month before the end of the performance evaluation period)

b) Calculation method for the number of NHI shares to be paid:

   The number of NHI shares to be granted is calculated by multiplying the base number of NHI shares by the weighted average of the grant ratio based on ROE and the grant ratio based on TSR. The base number of NHI shares for the PSUs for the year ended March 31, 2025 has been calculated as 769,600 NHI shares, and the number of NHI shares when applying a payout rate of 150% is 1,154,500 shares.

$$\left( \text{ROE Grant ratio} \times 50\% + \text{TSR Grant ratio} \times 50\% \right) \times \text{Basic number of shares}$$

c) Performance evaluation period and payment schedule:

   The performance evaluation period shall be three years from the fiscal year in which the base number of PSUs is determined. After the performance evaluation period has concluded, the evaluation shall be finalized and the stock compensation based on PSUs shall be paid.

Delivery Method

   The NHI shares awarded at the end of the performance period will be primarily issued from treasury stock.

(4) Effect of payment of stock based compensation as deferred compensation

By providing equity-linked compensation as deferred compensation, the economic value of the compensation is linked to the stock price of NHI, and a certain vesting period is set.

• Alignment of interests with shareholders.
• Medium to long term incentives and retention by providing an opportunity for the economic value of Deferred Compensation at the time of grant to be increased by a rise in shares during a period of time from grant to vesting.
• Promotion of cross divisional collaboration and cooperation by providing a common goal of increasing corporate value over the medium to long term.

Due to these benefits, the active use of Deferred Compensation is also recommended by regulators in the key jurisdictions in which we operate.

With respect to Deferred Compensation in Nomura, a deferral period is generally three or more years from the following fiscal year or later. This is in line with the "Principles for Sound Compensation Practices" issued by the Financial Stability Board which recommends, among other things, a deferral period of three or more years.

8. Matters relating to Individual Directors and Executive Officers' Compensation Determined by Compensation Committee

(1) Method of Determining Compensation Policies

As the Company is organized under the Committee System, the Compensation Committee has set the "Compensation Policy of Nomura Group" and "Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc."

(2) Compensation Policy of Nomura Group

The "Compensation Policy of Nomura Group" is as follows:

Nomura Group has established compensation policy for Nomura Group officers and employees, including directors and Executive Officers of Nomura Holdings, Inc. ("NHI"). This policy is referred to as the "Basic Policy" and is as follows.

Compensation Governance

As a company with three Board Committees structure, pursuant to Japanese corporate law, NHI has established an independent statutory Compensation Committee. Majority the Committee members are outside directors. The Committee has established both the Basic Policy and a Compensation Policy for Directors and Executive Officers of NHI, on the basis of which it considers and determines the details of individual compensation for Directors and Executive Officers of NHI.

With respect to the relevant policies and total compensation funding for Nomura Group officers and employees other than the Company's directors and Executive Officers, certain decisions regarding employment and remuneration matters are delegated to the "Human Resources Committee" ("HRC") by Executive Management Board of NHI. The HRC is chaired by the Group CEO and the individual appointed by the chairman, taking into account financial and risk management perspectives. The HRC considers and determine the above mentioned matters by cooperating with the remuneration committees in each region.

The Committee shall establish the Compensation Recovery Policy of NHI to comply with, among others, the U.S. Securities Exchange Act of 1934, as amended and shall determine matters with respect to compensation of covered officers who are statutory officers of NHI under Japanese law, and the HRC shall be responsible for the management, operation, interpretation and administration of such.

Compensation Policies and Practices

Nomura Group recognizes that its employees are key in pursuing the purpose which is "We aspire to create a better world by harnessing the power of financial markets".

Compensation for Nomura Group employees is designed to support achieving sustainable corporate growth, increasing enterprise value over the medium and long-term and maintaining sound and effective risk management, while at the same time positively contributing to the interest of all Nomura shareholders. In addition, in order to ensure that Nomura Group attracts, retains, motivates and develops talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, doing so in line with any relevant laws and regulatory expectations.

1) Sustainable corporate growth and increasing enterprise value over the medium and long-term

Compensation for Nomura Group employees aims to realize Nomura Group corporate philosophy, to promote healthy corporate culture and behavior in line with Nomura Group "Code of Conduct" and to facilitate a greater alignment with the environmental, social and governance ("ESG") considerations.

Based on the pay-for-performance principle, compensation supports Nomura Group business strategy, objectives and the aim of sustainable growth and increasing enterprise value over the medium and long-term, while at the same time it ensures the maintenance of sound and market-competitive remuneration practices.

2) Sound and effective risk management

Nomura Group maintains a sound and effective risk management with an appropriate risk appetite. The Company adjusts the performance measurement standards and indicators when determining compensation by considering both financial and non-financial risks in each business. The qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are considered in determining the final amount of remuneration, which may include a reduction resulting from a disciplinary action.

In addition, when granting compensation, it shall be specified that in the event of a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, compensation may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment (so-called "clawback").

3) Alignment of interests with shareholders

For Nomura Group employees who receive a certain amount of remuneration, a portion of the remuneration is stock-related remuneration linked to shares of NHI with an appropriate deferral period applicable, in order to ensure an alignment with the shareholders' interests.

Approval and Revision of the Basic Policy

The approval, amendment or repeal of the Basic Policy can be made by the Compensation Committee of NHI.

(3) Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.

"Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc." is as follows:

Compensation of Directors and Executive Officers is divided into fixed compensation and performance-linked compensation, with fixed compensation consisting of base salary and performance-linked compensation consisting of annual bonus and long-term incentive plans. In order to provide incentives for the improvement of medium to long-term corporate value and to align the interests of shareholders, a portion of the compensation is paid through stock-related incentives with a specified deferral period.

<Composition of Compensation for Directors and Executives>

| Fixed Compensation | Performance-linked Compensation | |
|---|---|---|
| Base salary | Annual Bonuses | Long-term Incentive Plan |

Fixed Compensation
• Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

Performance-linked Compensation
• With respect to the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the performance-linked compensation is calculated based on the level of achievement in

actual value(s) against the target value(s) of key performance indicator(s) and performance metrics that form the basis for their calculation. In addition, qualitative evaluation competitor benchmarking is to be reflected when determining final annual bonus amount.

- With respect to Directors and other Executive Officers, amount of annual bonus is determined with the annual bonus of Group CEO as standard baseline, taking into consideration the roles and responsibilities, local remuneration regulations and compensation levels in each jurisdiction etc., in addition to the qualitative evaluation of the individual.
- Audit Committee members and Outside Directors are not bonus-eligible in order to maintain and ensure their independence from business execution.

a) Annual Bonuses

In principle, certain portion of annual bonus payment should be deferred.

b) Long-term Incentive Plan

- Payments under long-term incentive plans are made when a certain degree of achievements are accomplished.
- Payments are made in equity-linked awards.

When granting compensation, it shall be specified that in the event of voluntary resignation, a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, compensation of Directors and Executive Officers may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment (so-called "clawback").

(4) The reasons why the Compensation Committee confirmed that the compensations in relation to the Fiscal Year, to be paid for the Directors and Executive Officers is in line with the compensation policies

During the Fiscal Year, the Compensation Committee was held 6 times and has been discussing as follows.

| Date | Summary of the discussion and the resolution | | Attendance records of the member |
|---|---|---|---|
| April 26, 2024 | Resolution: | • The annual bonus and Long Term Incentive Plan for the year ended March 31, 2024.<br>• Individual base salary of the Directors and Executive Officers effective from May.<br>• The amendment for the Basic Policy.<br>• The amendment for the Policy for Statutory Officers. | All members attended |
| June 25, 2024 | Resolution:<br><br><br><br><br><br>Reporting: | • The appointment of the Director with the right to convoke the board of directors meetings.<br>• The Director who reports the executions of the committee's duties to the board of the directors meetings.<br>• Individual base salary of the Statutory Officers.<br>• Granting RSUs and NSUs to the Statutory Officers.<br>• Schedule for current fiscal year.<br>• The Basic Policy and the Policy for Statutory Officers and the Compensation Recovery Policy. | All members attended |
| September 27, 2024 | Resolution: | • Granting PSUs to the Representative Executive Officers. | All members attended |
| November 1, 2024 | Resolution: | • Voluntary return of salary. | All members attended |
| December 5, 2024 | Resolution: | • Voluntary return of salary. | All members attended |
| March 28, 2025 | Resolution: | • Individual base salary of the Directors and Executive Officers effective from April. | All members attended |

Through the discussions and the resolutions above, the Compensation Committee confirmed that the compensations for the Directors and the Executive Officers regarding the year ended March 31, 2025 are in line with relevant compensation policies and appropriate. Also, the outlines of the discussions have been reported to the Board of Directors meeting.

## IV. Matters Relating to Accounting Auditor

1. Name: Ernst & Young ShinNihon LLC

2. Audit Fees, etc.

| Item | Amount |
|---|---|
| (1) Audit fees, etc. | 835 million yen |
| (2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor | 1,372 million yen |

(Notes)

1. The audit contract between the Company and the Accounting Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2. In addition to the attestation services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the Company and its subsidiaries pay compensation to the Accounting Auditor with respect to verification services on compliance with the segregation of customers' assets requirements, etc.

3. Significant overseas subsidiaries of the Company are subject to audit (limited to audit pursuant to the Companies Act or the Financial Instruments and Exchange Act and other equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the Company's Accounting Auditor.

4. The Audit Committee has received necessary documents and reports from the Chief Financial Officer ("CFO"), relevant internal divisions, and the Accounting Auditor, and has confirmed the structure of the Accounting Auditor's audit team, audit plan, audit status, the maintenance status of the structure for controlling quality of the audit firm, and the basis for the calculation of estimated audit fees, etc. Additionally, the Audit Committee conducts pre-approval procedures in accordance with Article 202 of the Sarbanes-Oxley Act of 2002, etc. and prior concurrence procedures in accordance with IFAC Code of Ethics (Code of Ethics for Professional Accountants) and related regulations. Based on the result of such confirmations and procedures, the Audit Committee has verified the audit fees, etc. of the Accounting Auditor and determined that it is at a reasonable level to maintain and improve audit quality, and has given the Companies Act Article 399 Paragraph 1 consent.

3. Dismissal or Non-Reappointment Policy

(1) If the Accounting Auditor corresponds to any of the items stipulated under Article 340, Paragraph 1 of the Companies Act, the Audit Committee shall consider dismissal of the Accounting Auditor, and if dismissal is determined to be reasonable, the Audit Committee will dismiss the Accounting Auditor by a unanimous consent of all members of the Audit Committee. In such event, an Audit Committee Member appointed by the Audit Committee shall report the dismissal of the Accounting Auditor and reasons for dismissal at the general meeting of shareholders to be convened immediately after the dismissal.

(2) In cases where the Audit Committee determines that the Accounting Auditor has issues in terms of the fairness, or that maintenance of more appropriate audit structure is needed, a proposal on dismissal or non-reappointment of the Accounting Auditor will be submitted to the Annual General Meeting of Shareholders.

## Consolidated Balance Sheet (As of March 31, 2025)

| | (Millions of yen) |
|---|---|
| ASSETS | |
| Cash and cash deposits: | 5,514,696 |
| Cash and cash equivalents | 4,424,462 |
| Time deposits | 642,388 |
| Deposits with stock exchanges and other segregated cash | 447,846 |
| Loans and receivables: | 7,448,833 |
| Loans receivable | 6,025,008 |
| Receivables from customers | 410,722 |
| Receivables from other than customers | 1,030,023 |
| Allowance for credit losses | (16,920) |
| Collateralized agreements: | 18,663,585 |
| Securities purchased under agreements to resell | 14,004,757 |
| Securities borrowed | 4,658,828 |
| Trading assets and private equity and debt investments: | 22,524,049 |
| Trading assets | 22,372,339 |
| Private equity and debt investments | 151,710 |
| Other assets: | 2,651,007 |
| Office buildings, land, equipment and facilities | 436,454 |
| (net of accumulated depreciation and amortization of 546,117 million yen) | |
| Non-trading debt securities | 485,290 |
| Investments in equity securities | 98,401 |
| Investments in and advances to affiliated companies | 506,389 |
| Other | 1,124,473 |
| Total assets | 56,802,170 |
| LIABILITIES | |
| Short-term borrowings | 1,117,292 |
| Payables and deposits: | 7,248,915 |
| Payables to customers | 1,377,222 |
| Payables to other than customers | 2,766,112 |
| Deposits received at banks | 3,105,581 |
| Collateralized financing: | 18,645,860 |
| Securities sold under agreements to repurchase | 16,287,758 |
| Securities loaned | 1,964,682 |
| Other secured borrowings | 393,420 |
| Trading liabilities | 11,378,828 |
| Other liabilities | 1,456,598 |
| Long-term borrowings | 13,373,678 |
| Total liabilities | 53,221,171 |
| Commitments and contingencies | |
| EQUITY | |
| Common stock | 594,493 |
| Authorized – 6,000,000,000 shares | |
| Issued – 3,163,562,601 shares | |
| Outstanding – 2,956,210,965 shares | |
| Additional paid-in capital | 704,877 |
| Retained earnings | 1,867,379 |
| Accumulated other comprehensive income | 447,808 |
| Common stock held in treasury, at cost – 207,351,636 shares | (143,678) |
| Total Nomura Holdings, Inc. shareholders' equity | 3,470,879 |
| Noncontrolling interests | 110,120 |
| Total equity | 3,580,999 |
| Total liabilities and equity | 56,802,170 |

## Consolidated Statement of Income (April 1, 2024 — March 31, 2025)

|  | (Millions of yen) |
|---|---:|
| Commissions | 407,011 |
| Fees from investment banking | 212,234 |
| Asset management and portfolio service fees | 378,196 |
| Net gain on trading | 580,099 |
| Gain on private equity and debt investments | 7,634 |
| Interest and dividends | 2,927,861 |
| Gain on investments in equity securities | 444 |
| Other | 223,264 |
| Total revenue | 4,736,743 |
| Interest expense | 2,844,258 |
| Net revenue | 1,892,485 |
| Compensation and benefits | 732,390 |
| Commissions and floor brokerage | 177,452 |
| Information processing and communications | 227,018 |
| Occupancy and related depreciation | 70,166 |
| Business development expenses | 27,055 |
| Other | 186,440 |
| Non-interest expenses | 1,420,521 |
| Income before income taxes | 471,964 |
| Income tax expense | 124,709 |
| Net income | 347,255 |
| Less: Net income attributable to noncontrolling interests | 6,519 |
| Net income attributable to Nomura Holdings, Inc. shareholders | 340,736 |

## Consolidated Statement of Changes in Equity (April 1, 2024 — March 31, 2025)

(Millions of yen)

| | |
|---|---:|
| **Common Stock** | |
| Balance at beginning of year | 594,493 |
| Balance at end of year | 594,493 |
| **Additional paid-in capital** | |
| Balance at beginning of year | 708,785 |
| Stock-based compensation awards | (3,929) |
| Changes in ownership interests in subsidiaries | 36 |
| Changes in an affiliated company's interests | (15) |
| Balance at end of year | 704,877 |
| **Retained earnings** | |
| Balance at beginning of year | 1,705,725 |
| Net income attributable to Nomura Holdings, Inc.'s shareholders | 340,736 |
| Cash dividends | (168,477) |
| Loss on disposal of treasury stock | (10,605) |
| Balance at end of year | 1,867,379 |
| **Accumulated other comprehensive income (loss)** | |
| Cumulative translation adjustments | |
| Balance at beginning of year | 444,071 |
| Net change during the year | (36,094) |
| Balance at end of year | 407,977 |
| Defined benefit pension plans | |
| Balance at beginning of year | (19,512) |
| Pension liability adjustments | 12,407 |
| Balance at end of year | (7,105) |
| Non-trading debt securities | |
| Balance at beginning of year | — |
| Net unrealized loss on non-trading debt securities | (1,147) |
| Balance at end of year | (1,147) |
| Own credit adjustments | |
| Balance at beginning of year | 35,425 |
| Own credit adjustments | 12,658 |
| Balance at end of year | 48,083 |
| Balance at end of year | 447,808 |
| **Common stock held in treasury** | |
| Balance at beginning of year | (118,798) |
| Repurchases of common stock | (58,835) |
| Sale of common stock | 0 |
| Common stock issued to employees | 33,955 |
| Balance at end of year | (143,678) |
| **Total NHI shareholders' equity** | |
| Balance at end of year | 3,470,879 |
| **Noncontrolling Interests** | |
| Balance at beginning of year | 98,324 |
| Cash dividends | (10,680) |
| Net income attributable to noncontrolling interests | 6,519 |
| Net change in accumulated other comprehensive income (loss) attributable to noncontrolling interests | |
| Cumulative translation adjustments | (1,243) |
| Transaction between NHI group and noncontrolling interest holders, net | (5,370) |
| Other net change in noncontrolling interests | 22,570 |
| Balance at end of year | 110,120 |
| **Total equity balance at end of year** | 3,580,999 |

# Independent Auditor's Report

May 15, 2025

The Board of Directors
Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC
Tokyo, Japan

Toyohiro Fukata
Designated Engagement Partner
Certified Public Accountant

Shinichi Hayashi
Designated Engagement Partner
Certified Public Accountant

Mitsuhiro Nagao
Designated Engagement Partner
Certified Public Accountant

Toshiro Kuwata
Designated Engagement Partner
Certified Public Accountant

## Opinion

Pursuant to Article 444, paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income and changes in equity and notes to the consolidated financial statements of Nomura Holdings, Inc. and its consolidated subsidiaries (the Group) applicable to the fiscal year from April 1, 2024 to March 31, 2025.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position and results of operations of the Group applicable to the fiscal year ended March 31, 2025, in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3.

## Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

## Other Information

The other information comprises the information included in the Group's business report and its supplementary schedules. Management is responsible for preparation and disclosure of the other information. The Audit Committee is responsible for overseeing the Group's reporting process of the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, matters related to going concern.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

- Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances for our risk assessments, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the consolidated financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

(Note)

This is an English translation of the Japanese language Independent Auditor's Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of the Group, prepared in Japanese, for the year ended March 31, 2025. Ernst & Young ShinNihon LLC has not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the "Company") audited the Company's consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements) applicable to the 121st fiscal year (from April 1, 2024 to March 31, 2025). We hereby report the method, content and results of the audit as follows:

1.　METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties, etc. determined by the Audit Committee, the Audit Committee received reports from the Executive Officers, etc. of the Company regarding the consolidated financial statements, and asked for the explanations as necessary. In addition, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audits, received reports from Accounting Auditor regarding the status of the performance of its duties, and, whenever necessary, asked for explanations. Furthermore, we have received confirmation from the Accounting Auditor that the "Structure for Ensuring Appropriate Operation" (matters set forth in the items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the "Quality Control Standards for Audits" (Business Accounting Council, November 16, 2021), etc., and when necessary, asked for explanations. Regarding key audit matters, we have consulted with Ernst & Young ShinNihon LLC, received reports on the status of the audit implementation, and, when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements for this fiscal year.

2.　RESULT OF THE AUDIT

We have found that both the method and results of the audit by Ernst & Young ShinNihon LLC, the Company's Accounting Auditor, are appropriate.

May 15, 2025　　　　　　　　　　　　　　THE AUDIT COMMITTEE OF
　　　　　　　　　　　　　　　　　　　　NOMURA HOLDINGS, INC.

　　　　　　　　　　　　　　　　　　　　Masahiro Ishizuka, Chairman of the Audit Committee

　　　　　　　　　　　　　　　　　　　　Victor Chu, Member of the Audit Committee

　　　　　　　　　　　　　　　　　　　　Shoji Ogawa, Member of the Audit Committee

Note:　Masahiro Ishizuka and Victor Chu are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Balance Sheet (As of March 31, 2025)

(Millions of yen)

## ASSETS

| | |
|---|---:|
| Current Assets: | 5,501,732 |
|     Cash and time deposits | 149,655 |
|     Short-term loans receivable | 5,073,550 |
|     Accounts receivable | 3,339 |
|     Others | 275,187 |
| Fixed Assets: | 5,580,713 |
|     Tangible fixed assets: | 35,808 |
|       Buildings | 6,005 |
|       Furniture & fixtures | 9,208 |
|       Land | 0 |
|       Construction in progress | 20,595 |
|     Intangible assets: | 76,170 |
|       Software | 76,169 |
|       Others | 0 |
|     Investments and others: | 5,468,736 |
|       Investment securities | 103,586 |
|       Investments in subsidiaries and affiliates (at cost) | 2,493,762 |
|       Other securities of subsidiaries and affiliates | 50,819 |
|       Long-term loans receivable from subsidiaries and affiliates | 2,714,583 |
|       Long-term guarantee deposits | 21,223 |
|       Deferred tax assets | 67,034 |
|       Others | 17,752 |
|       Allowance for doubtful accounts | (23) |
| Total assets | 11,082,445 |

## LIABILITIES

| | |
|---|---:|
| Current Liabilities: | 3,747,126 |
|     Short-term borrowings | 2,919,110 |
|     Bond due within one year | 550,231 |
|     Collaterals received | 87,275 |
|     Accrued income taxes | 6,723 |
|     Accrued bonuses | 77,246 |
|     Others | 106,542 |
| Long-term Liabilities: | 4,759,308 |
|     Bonds payable | 2,684,987 |
|     Long-term borrowings | 1,935,078 |
|     Others | 139,243 |
| Total liabilities | 8,506,434 |

## NET ASSETS

| | |
|---|---:|
| Shareholders' equity: | 2,641,161 |
|     Common stock | 594,493 |
|     Additional paid-in capital: | 559,676 |
|       Capital reserves | 559,676 |
|     Retained earnings: | 1,630,474 |
|       Retained earnings reserve | 81,858 |
|       Other retained earnings | 1,548,616 |
|         Retained earnings carried forward | 1,548,616 |
|     Treasury stock | (143,482) |
| Valuation and translation adjustments: | (65,452) |
|     Net unrealized gain on investments | 29,008 |
|     Deferred gains or loss on hedges | (94,461) |
| Stock acquisition rights | 303 |
| Total net assets | 2,576,011 |
| Total liabilities and net assets | 11,082,445 |

Statement of Income (April 1, 2024 — March 31, 2025)

| | (Millions of yen) |
|---|---:|
| Operating revenue | 665,643 |
| Property and equipment fee revenue | 110,475 |
| Rent revenue | 27,627 |
| Royalty on trademark | 53,505 |
| Dividend from subsidiaries and affiliates | 175,396 |
| Interest income from loans to subsidiaries and affiliates | 274,818 |
| Others | 23,823 |
| Operating expenses | 538,600 |
| Compensation and benefits | 66,935 |
| Occupancy and equipment costs | 39,387 |
| Data processing and office supplies | 85,192 |
| Depreciation and amortization | 29,310 |
| Taxes | 3,006 |
| Others | 8,776 |
| Interest expenses | 305,994 |
| Operating income | 127,043 |
| Non-operating income | 18,346 |
| Non-operating expenses | 4,711 |
| Ordinary income | 140,679 |
| Extraordinary income | 1,673 |
| Gain on sales of investment securities | 1,511 |
| Gain on reversal of subscription rights to shares | 93 |
| Gain on sales of fixed assets | 69 |
| Extraordinary losses | 4,980 |
| Loss on sales of investment securities | 35 |
| Loss on devaluation of investment securities | 190 |
| Loss on sales of subsidiaries and affiliates | 3,032 |
| Loss on devaluation of stocks of subsidiaries and affiliates | 1,132 |
| Loss on sales and retirement of fixed assets | 590 |
| Income before income taxes | 137,372 |
| Income taxes - current | 9,124 |
| Income taxes - deferred | (4,428) |
| Net income | 132,675 |

## Statement of Changes in Net Assets (April 1, 2024 - March 31, 2025)

|  | (Millions of yen) |
|---|---:|
| Shareholders' Equity | |
| Common stock | |
| Balance at beginning of the year | 594,493 |
| Balance at end of the year | 594,493 |
| Additional paid-in capital | |
| Capital reserve | |
| Balance at beginning of the year | 559,676 |
| Balance at end of the year | 559,676 |
| Total capital reserve | |
| Balance at beginning of the year | 559,676 |
| Balance at end of the year | 559,676 |
| Retained earnings | |
| Retained earnings reserve | |
| Balance at beginning of the year | 81,858 |
| Balance at end of the year | 81,858 |
| Other retained earnings | |
| Retained earnings carried forward | |
| Balance at beginning of the year | 1,537,390 |
| Change in the year | |
| Cash dividends | (112,541) |
| Net Income | 132,675 |
| Disposal of treasury stock | (8,908) |
| Total change in the year | 11,226 |
| Balance at end of the year | 1,548,616 |
| Total retained earnings | |
| Balance at beginning of the year | 1,619,248 |
| Change in the year | |
| Cash dividends | (112,541) |
| Net Income | 132,675 |
| Disposal of treasury stock | (8,908) |
| Total change in the year | 11,226 |
| Balance at end of the year | 1,630,474 |
| Treasury stock | |
| Balance at beginning of the year | (118,431) |
| Change in the year | |
| Purchases of treasury stock | (59,006) |
| Disposal of treasury stock | 33,955 |
| Total change in the year | (25,051) |
| Balance at end of the year | (143,482) |

|  | (Millions of yen) |
|---|---|
| **Total shareholders' equity** | |
| Balance at beginning of the year | 2,654,986 |
| Change in the year | |
| Cash dividends | (112,541) |
| Net Income | 132,675 |
| Purchases of treasury stock | (59,006) |
| Disposal of treasury stock | 25,047 |
| Total change in the year | (13,825) |
| Balance at end of the year | 2,641,161 |
| **Valuation and translation adjustments** | |
| Net unrealized gain on investments | |
| Balance at beginning of the year | 28,803 |
| Change in the year | |
| Other-net | 205 |
| Total change in the year | 205 |
| Balance at end of the year | 29,008 |
| Deferred gains or loss on hedges | |
| Balance at beginning of the year | (143,162) |
| Change in the year | |
| Other-net | 48,701 |
| Total change in the year | 48,701 |
| Balance at end of the year | (94,461) |
| Total valuation and translation adjustments | |
| Balance at beginning of the year | (114,359) |
| Change in the year | |
| Other-net | 48,907 |
| Total change in the year | 48,907 |
| Balance at end of the year | (65,452) |
| **Stock acquisition rights** | |
| Balance at beginning of the year | 270 |
| Change in the year | |
| Other-net | 33 |
| Total change in the year | 33 |
| Balance at end of the year | 303 |
| **Total net assets** | |
| Balance at beginning of the year | 2,540,897 |
| Change in the year | |
| Cash dividends | (112,541) |
| Net Income | 132,675 |
| Purchases of treasury stock | (59,006) |
| Disposal of treasury stock | 25,047 |
| Other-net | 48,939 |
| Total change in the year | 35,114 |
| Balance at end of the year | 2,576,011 |

# Independent Auditor's Report

May 15, 2025

The Board of Directors
Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC
Tokyo, Japan

Toyohiro Fukata
Designated Engagement Partner
Certified Public Accountant

Shinichi Hayashi
Designated Engagement Partner
Certified Public Accountant

Mitsuhiro Nagao
Designated Engagement Partner
Certified Public Accountant

Toshiro Kuwata
Designated Engagement Partner
Certified Public Accountant

Opinion

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income and changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the Company) applicable to the 121st fiscal year from April 1, 2024 to March 31, 2025.

In our opinion, the accompanying financial statements and the related supplementary schedules referred above present fairly, in all material respects, the financial position and results of operations of the Company applicable to the fiscal year ended March 31, 2025, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the information included in the Company's business report and its supplementary schedules. Management is responsible for preparation and disclosure of the other information. The Audit Committee is responsible for overseeing the Company's reporting process of the other information.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The Audit Committee is responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances for our risk assessments, while the purpose of the audit of the financial statements is not expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.
- Plan and perform the audit to obtain sufficient and appropriate audit evidence regarding the financial information of the components within the Company as a basis for forming an opinion on the financial statements. We are responsible for the direction, supervision and review of the audit of the financial information of the components. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

(Note)

This is an English translation of the Japanese language Independent Auditor's Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of the Company, prepared in Japanese, for the year ended March 31, 2025. Ernst & Young ShinNihon LLC has not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the "Company") audited the execution of duties by the Directors and Executive Officers of the Company during the 121st fiscal year (from April 1, 2024, to March 31, 2025). We hereby report the method, content, and results of the audit as follows.

1. METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties, etc. determined by the Audit Committee, with the cooperation of the Company's departments in charge of internal control, etc., the Audit Committee has investigated the procedure and details of the decision making at the important meetings, etc., reviewed important authorized documents and other material documents regarding business execution, investigated the performance of duties by the Directors, Executive Officers, Senior Managing Directors, and other significant employees, etc., and investigated the conditions of the businesses and assets of the Company.

With respect to the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and (v) of the Companies Act and the internal control system maintained based on said resolution, we have received regular reports on the status of the establishment and maintenance of the system from the Directors, Executive Officers, Senior Managing Directors, and significant employees, etc., asked for explanations as necessary, and provided our opinions accordingly. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received reports from Executive Officers, etc. and Ernst & Young ShinNihon LLC regarding the assessment of such internal controls and status of the audit and asked for explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiaries' Directors, Senior Managing Directors, members of the Audit and Supervisory Committees, and corporate auditors, etc. and, when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audits, received reports from the Accounting Auditor regarding the status of the performance of its duties, and, whenever necessary, asked for explanations. In addition, we have received confirmation from the Accounting Auditor that the "Structure for Ensuring Appropriate Operation" (matters set forth in the items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the "Quality Control Standards for Audits" (Business Accounting Council, November 16, 2021), etc. and, when necessary, asked for explanations. Regarding key audit matters, we have consulted with Ernst & Young ShinNihon LLC, received reports on the status of the audit implementation, and, when necessary, asked for explanations.

Based on the above methods, we have examined the business report and its supplementary schedules, financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to the financial statements), and supplementary schedules for this fiscal year.

2. RESULT OF THE AUDIT

(1) Result of the audit of the Business Report, etc.

1. We have found that the business report and its supplementary schedules fairly present the status of the Company in conformity with the applicable laws and regulations and the Articles of Incorporation.
2. In relation to the performance of the duties by the Directors and Executive Officers, we have found no misconduct or material facts that violate applicable laws, regulations, or the Articles of Incorporation.
3. We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks on the content of the business report or the execution of duties by the Directors and Executive Officers regarding the internal control system maintained based on said resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act.

   At Nomura Securities Co.,Ltd., a subsidiary of the Company, incidents have occurred involving an administrative monetary penalty payment order issued by Japan's Financial Services Agency concerning Japanese government bond futures transactions, as well as the arrest and indictment of a former employee. As stated in the business report, Nomura Securities Co.,Ltd. has formulated recurrence prevention measures and response strategies for these incidents and is working on initiatives to enhance its internal control systems as part of these preventive efforts. The Audit Committee will also continue to monitor and verify the progress and effectiveness of the measures to prevent recurrence.

(2) Result of the audit of Financial Statements and Supplementary Schedules

We have found that both the method and results of the audit by Ernst & Young ShinNihon LLC, the Company's Accounting Auditor, are appropriate.


May 15, 2025

THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Masahiro Ishizuka, Chairman of the Audit Committee

Victor Chu, Member of the Audit Committee

Shoji Ogawa, Member of the Audit Committee


Note: Masahiro Ishizuka and Victor Chu  are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Fiscal Year…………………………………………….. April 1 to March 31

Annual General Meeting of the Shareholders…………… Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.